Exhibit 99.3

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Stock Code : 1114

Brilliance Auto
华 晨 汽 车

骏捷

Annual Report 2005

*for identification purposes only

Contents

Corporate Information	2

Financial Highlights	3

Chairman’s Statement	4

Management’s Discussion and Analysis	6

Directors, Senior Management and Company Secretary	9

Report of Directors	12

Corporate Governance Report	24

Auditors’ Report	42

Consolidated Income Statement	44

Balance Sheets	45

Consolidated Statement of Changes in Equity	47

Consolidated Cash Flow Statement	48

Notes to the Financial Statements	50

Supplementary Financial Information	133

Corporate Information
BOARD OF DIRECTORS
Mr. Wu Xiao An
     (also known as Mr. Ng Siu On) (Chairman)
Mr. Qi Yumin (Chief Executive Officer)
Mr. He Guohua
Mr. Wang Shiping
Mr. Lei Xiaoyang
Mr. Wu Yong Cun#
Mr. Xu Bingjin*
Mr. Song Jian*
Mr. Jiang Bo*

# non-executive director
* independent non-executive director
AUTHORISED REPRESENTATIVES
Mr. Wu Xiao An (also known as Mr. Ng Siu On)
Mr. Lei Xiaoyang
CHIEF FINANCIAL OFFICER
Mr. Zha Jianping
QUALIFIED ACCOUNTANT
Ms. Zhang Ruiping
COMPANY SECRETARY
Ms. Lam Yee Wah Eva
REGISTERED OFFICE
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong
AUDITORS
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong
PRINCIPAL BANKER
The Hongkong and Shanghai Banking Corporation Limited, Hong Kong Branch
NEW YORK DEPOSITARY, TRANSFER AGENT AND REGISTRAR
The Bank of New York
101 Barclay Street
New York, N.Y. 10286
United States of America
HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Shops 1712–16
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
LEGAL ADVISORS TO THE COMPANY
Appleby Spurling Hunter
Troutman Sanders
Shearman & Sterling LLP
INVESTOR RELATIONS
Weber Shandwick Worldwide (HK) Ltd.
10th Floor, Oxford House
Taikoo Place
979 King’s Road
Quarry Bay
Hong Kong

Financial Highlights
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

		Year Ended and as of 31st December,
	2005	2004	2003	2002	2001
	RMB	RMB	RMB	RMB	RMB
		(Restated)	(Restated)	(Restated)	(Restated)
	(Amounts in thousands except earnings/loss per share)
Income Statement Data:

Turnover	5,468,990	6,541,998	10,109,557	7,319,455	6,218,436

(Loss) Profit before taxation	(1,156,445)	(458,083)	1,244,134	896,593	1,224,275
Taxation	(89,097)	50,324	(144,140)	(137,624)	(116,250)

(Loss) Profit for the year	(1,245,542)	(407,759)	1,099,994	758,969	1,108,025
Less: Minority interests	(595,934)	(456,328)	163,547	108,122	207,756

(Loss) Profit attributable to equity holders of the Company	(649,608)	48,569	936,447	650,847	900,269

Basic (Loss) Earnings per Share	RMB(0.1771)	RMB0.0132	RMB0.2554	RMB0.1775	RMB0.2548
Diluted (Loss) Earnings per Share	RMB(0.1771)	RMB0.0132	RMB0.2533	N/A	N/A

Balance Sheet Data:

Non-current Assets	7,705,700	8,350,237	7,967,363	5,613,802	5,549,705
Current Assets	7,101,246	9,419,352	10,277,566	8,262,951	6,127,118
Current Liabilities	(8,009,894)	(8,187,658)	(8,031,017)	(7,332,746)	(5,741,741)
Non-current Liabilities	(79,602)	(1,519,490)	(1,498,169)	—	—
Minority Interests	(446,368)	(1,066,350)	(1,709,886)	(515,752)	(522,379)

Shareholders’ Equity	6,271,082	6,996,091	7,005,857	6,028,255	5,412,703

Note:	The comparative figures of the results of the Group for the year ended 31st December, 2004, 2003, 2002 and 2001 and the assets and liabilities of the Group as at 31st December, 2004, 2003, 2002 and 2001 have been restated as a result of the adoption of the Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and Interpretations issued by the Hong Kong Institute of Certified Public Accountants.

Chairman’s Statement
Dear Shareholders:
Conditions of the automobile industry in China were difficult in 2005. The Group’s results were materially adversely affected by general production overcapacity and intensified price competition in the industry. The difficult market conditions were exacerbated by rising global fuel prices which led to an increase in petrol prices in China. All these factors attributed to a decrease in sales volume and average selling prices of the Zhonghua sedans and minibuses in 2005. As a result, the Group’s sales for 2005 were approximately RMB5.5 billion, representing a decrease of about 16.4% from 2004. Furthermore, the low sales volume and operating losses of our Zhonghua sedan and one of our engine joint ventures resulted in the provision for impairment losses on intangible assets and goodwill, respectively in 2005. As a result, the net loss attributable to equity shareholders in 2005 was RMB649.6 million in 2005 compared to the net income of RMB48.6 million in 2004.
Nonetheless, China’s economy continues its robust growth. The recovery of automobile industry in China appears to have gained momentum in the first quarter of 2006. Meanwhile, we have taken internal measures to improve our operating efficiency and competitiveness by broadening our product range in both minibuses and sedans. Our long awaited product, Junjie, a new home-grown branded sedan targeting the middle-income level families in China, has been successfully launched to the market in March 2006. The design and technology of Junjie was well received by customers in China. With the improved macro-economic outlook and introduction of our Junjie, we are confident that the sales performance of our sedan businesses will improve in 2006.
For minibuses, we will continue to increase our product range so as to maintain our leading position in the domestic China market. The growth of our high end premium minibus, named Granse, has been encouraging. We will also leverage on our wide variety of minibus products to explore new market opportunities in the inner cities and villages in China and overseas markets as well.

Chairman’s Statement
As for the BMW joint venture, we will continue to strengthen the business cooperation with our joint venture partner and improve our market share in the high end premium sedan segment in China. Our joint venture is committed to improve operational efficiency and profitability by increasing the domestic components ratio and launching new products in China.
Our overall performance in 2005 was less than satisfactory. We have therefore taken proactive measures to improve our businesses in 2006. Sales for the first quarter of 2006 are encouraging. The Group sold 4,574 Zhonghua sedans in the first quarter of 2006, representing 68% increase over the same period last year. For minibuses, although the Group sold 15,473 minibuses in the first quarter of 2006, about the same as during the corresponding period in 2005, the product mix has shifted slightly to higher margin products like Granse. Looking forward, the competition in the Chinese automotive industry will remain difficult. With our focused strategies and continuous support from the government and our strategic partners, we are confident that we will continue to benefit from the long-term growth momentum of the automobile industry in China.
Finally, I would like to take this opportunity to express my sincere appreciation to our shareholders and staff for their continued dedication and commitment to the Group.
Wu Xiao An
(also known as Ng Siu On)
Chairman
21st April, 2006

Management’s Discussion and Analysis
BUSINESS REVIEW
The consolidated net sales of the Company and its major operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”), Shenyang ChenFa Automobile Component Co., Ltd. (“ChenFa”) and Shenyang Jindong Development Co., Ltd. (together, the “Group”) for the year ended 31st December, 2005 were RMB5,469.0 million, representing a 16.4% decrease from RMB6,542.0 million for the year ended 31st December, 2004. The decrease in sales was primarily due to a decrease in average unit selling prices and volume of Shenyang Automotive’s minibuses and Zhonghua sedans in 2005.
Shenyang Automotive sold approximately 60,000 minibuses in 2005, representing a 2.6% decrease from approximately 61,630 minibuses sold in 2004. Of these vehicles sold, approximately 50,060 were mid-priced minibuses, representing a 9.0% decrease from approximately 55,000 units sold in 2004. Unit sales of deluxe minibuses, however, increased by 50.0% from approximately 6,630 units in 2004 to approximately 9,940 units in 2005. Shenyang Automotive sold approximately 9,000 Zhonghua sedans in 2005, representing a 18.0% decrease from approximately 10,980 sedans sold in 2004.
Cost of sales decreased by 9.5% from RMB5,487.0 million in 2004 to RMB4,964.8 million in 2005. The decrease was primarily due to the decrease in unit sales of minibuses and Zhonghua sedans. Furthermore, the unit production costs of minibuses have decreased as a result of the reduction of materials and component costs in 2005. The overall gross profit margin of the Group decreased from 16.1% in 2004 to 9.2% in 2005. The decrease in gross profit margin resulted mainly from the decrease in gross margin of both Zhonghua sedans and mid-priced minibuses due to the lower sales volume and decrease in average unit selling prices.
Other revenue increased by 22.2% from RMB111.2 million in 2004 to RMB135.9 million in 2005. The increase was primarily due to a service income received from a jointly controlled entity in 2005.
Selling expenses decreased by 12.8% from RMB500.3 million, representing 7.6% of turnover in 2004, to RMB436.5 million, representing 8.0% of turnover in 2005. The decrease was primarily due to the reduction in advertising, promotion and marketing expenses resulting from the decrease in sales volume of the Zhonghua sedans and minibuses in 2005 as compared to 2004.
General and administrative expenses decreased by 15.9% from RMB732.6 million in 2004 to RMB616.3 million in 2005. The decrease was mainly due to the reduction in research and development cost.
Other operating expenses increased by 26.2% from RMB70.6 million in 2004 to RMB89.1 million in 2005. The increase was mainly due to the impairment loss of certain fixed assets in two of the subsidiaries.

Management’s Discussion and Analysis (Cont’d)
In 2005, the Group recognised an impairment loss on intangible assets in relation to the Zhonghua sedans in the amount of RMB300.0 million and an impairment loss on goodwill in a subsidiary in the amount of RMB50.0 million.
Interest expense net of interest income increased by 41.2% from RMB123.7 million in 2004 to RMB174.7 million in 2005. The increase was mainly due to the increase in effective finance expenses from the convertible bonds resulting from the adoption of the new Hong Kong Accounting Standard 39 in 2005.
The Group’s share of operating results of jointly controlled entities and associates (excluding an impairment loss on goodwill in a jointly controlled entity) decreased by 52.4% to RMB49.0 million in 2005 from RMB103.0 million (as restated) in 2004. The decrease was mainly due to the decrease in profit contributed by jointly controlled entities and associates and the losses of one of the jointly controlled engine companies in 2005. In addition, the Group also recognised an impairment loss on goodwill in a jointly controlled entity in the amount of RMB179.0 million in 2005. Net profits contributed to the Group by BMW Brilliance Automotive Ltd., the Group’s 49% indirectly owned jointly controlled entity, increased 45.0% from RMB21.8 million in 2004 to RMB31.6 million in 2005. The BMW joint venture achieved sales of 17,501 BMW sedans in 2005, an increase of 101.0% as compared to 8,708 BMW sedans in 2004.
The Group recorded a loss before taxation amounting to RMB1,156.4 million in 2005 as compared to a loss before taxation amounting to RMB458.1 million (as restated) in 2004. The Group recorded tax expenses of RMB89.1 million in 2005 as compared to net tax credit of RMB50.3 million (as restated) in 2004, resulting mainly from the de-recognition of deferred tax assets in 2005.
As a result, the Group recorded a loss attributable to equity holders of the Company of RMB649.6 million in 2005 as compared to a profit attributable to equity holders of the Company of RMB48.6 million in 2004. Basic loss per share in 2005 amounted to RMB0.1771 against the basic earnings per share of RMB0.0132 in 2004. Diluted loss per share in 2005 amounted to RMB0.1771 against the diluted earnings per share of RMB0.0132 in 2004.
LIQUIDITY AND FINANCIAL RESOURCES
As of 31st December, 2005, the Group had RMB843.4 million in cash and cash equivalents, RMB1,053.8 million in short-term bank deposits and RMB1,932.6 million in pledged short-term bank deposits. The Group had bank notes payable of RMB3,101.0 million and outstanding short-term bank borrowings of RMB496.5 million, but had no long-term bank borrowings outstanding as of 31st December, 2005. On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd. (“Brilliance Finance”), issued Zero Coupon Guaranteed Convertible Bonds due 2008 (the “Convertible Bonds”) with principal amount of US$200 million (equivalent to approximately RMB1,654.3 million at the time of issue). Up to 31st December, 2005, none of the Convertible Bonds had been converted into ordinary shares of the Company.

Management’s Discussion and Analysis (Cont’d)
CONTINGENT LIABILITIES
Details of the contingent liabilities are set out in note 42 to the financial statements.
DEBT TO EQUITY RATIO
As of 31st December, 2005, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.29 (31st December, 2004: 1.39). The decrease of the ratio is primarily due to the decrease in the outstanding principal amount of the notes payable.
USE OF PROCEEDS
On 28th November, 2003, Brilliance Finance issued the Convertible Bonds. The net proceeds of the sale of the Convertible Bonds was approximately US$194 million. As at 31st December, 2005, the Group had utilised all the said proceeds for general corporate and working capital purposes.
FOREIGN EXCHANGE RISKS
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as of 31st December, 2005.
EMPLOYEES AND REMUNERATION POLICY
The Group employed approximately 8,900 employees as at 31st December, 2005. Employee costs (excluding directors’ emoluments) amounted to approximately RMB321.5 million for the year ended 31st December, 2005. The Group will endeavour to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions and employees are rewarded on a performance-related basis, and eligible for share options under the share option scheme adopted by the Company. More details in respect of the Company’s emolument policy and the basis of determining the emolument payable to the Company’s directors are set out in note 14 to the financial statements.

Directors, Senior Management and Company Secretary
EXECUTIVE DIRECTORS
Mr. Wu Xiao An (also known as Mr. Ng Siu On), age 44, has been the Chairman of the Board of the Company since June 2002, and an executive director since 1994. He is responsible for the overall management and strategy of the Company. He was the Vice Chairman and the Chief Financial Officer of the Company from 1994 to June 2002. He is also a director of Huachen Automotive Group Holdings Company Limited (“Huachen”) and Shenyang Automotive. Mr. Wu holds a Bachelor of Arts Degree from Beijing Foreign Languages Institute and a Master of Business Administration Degree from Fordham University in New York. He served from 1988 to 1993 as Deputy Manager of the Bank of China, New York Branch.
Mr. Qi Yumin, age 46, has been an executive director, the President and the Chief Executive Officer of the Company since January 2006. He is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen. Prior to joining Huachen, Mr. Qi has held offices as the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. and as the Chairman and the President of DHI. DCW Group Co., Ltd. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the National People’s Congress of the PRC (CPC) Dalian Committee and a member of the Chinese People’s Political Consultative Conference (CPPCC) Liaoning Provincial Committee. Mr. Qi holds a Bachelor Degree in Engineering Science from Xi’an University of Technology and a Master Degree of Business Administration from Dalian University of Technology.
Mr. He Guohua, age 55, has been an executive director of the Company since September 2005. Mr. He is currently a director and Vice President of Huachen and the Vice Chairman and a director of Shenyang Automotive. He is also a director and the Chairman of Shenyang JinBei Automotive Co., Ltd (“JinBei”, an A-share listed company in the PRC). Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory and was a Director of Shenyang Planning & Economic Commission, a Director of Shenyang Economic & Trade Commission, a Deputy Director of Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation. Mr. He is a Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984.
Mr. Wang Shiping, age 49, has been an executive director of the Company since September 2005. Mr. Wang is currently a director and Vice President of Huachen and a director of Shenyang Automotive. He is a director and the Chairman of Shanghai Shenhua Holdings Co., Ltd. Mr. Wang was previously the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation (“FAW”), the General Manager of FAW-ZEXEL Air-Condition Branch Company, the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd. Mr. Wang is a Senior Engineer (Researcher) in corporate management. He graduated from Anshan Iron & Steel University in 1983 and was awarded a Degree in Bachelor of Engineering. He was also awarded a Master of Business Economics Degree by the Graduate School of the Chinese Academy of Social Sciences in 1998.

Directors, Senior Management and Company Secretary (Cont’d)
Mr. Lei Xiaoyang, age 49, was a non-executive director of the Company from June 2003 to June 2005 and was redesignated as an executive director effective June 2005. Mr. Lei has been the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department. Mr. Lei holds a Bachelor of Engineering Degree from the Shenyang Polytechnic University and a Master of Finance Degree from Liaoning University as well as a Master of Business Administration Degree from Roosevelt University.
NON-EXECUTIVE DIRECTOR
Mr. Wu Yong Cun, age 43, has been a non-executive director of the Company since June 2003. Mr. Wu was previously the Vice President of Huachen and was responsible for business planning and development and production management for Huachen. Mr. Wu has also served as the General Manager of Liaoning Provincial Water Sources Utility Company, the Assistant Director of Liaoning Provincial Development & Planning Commission and the Vice Chairman of Liaoning Provincial Science and Technology Association between June 1988 and September 2002. Mr. Wu holds a Bachelor of Engineering Degree and a Master of Engineering Degree from Dalian Science and Technology University as well as a Master of Business Administration Degree from California State University, Fullertan School. Mr. Wu also holds the title of Senior Engineer.
INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. Xu Bingjin, age 66, has been an independent non-executive director of the Company since June 2003. Mr. Xu is currently the Chairman of The Association of Sino-European Economic and Technical Cooperation. He was formerly an Assistant Minister of The Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science Degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.
Mr. Song Jian, age 49, has been an independent non-executive director of the Company since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Deputy Dean of the Automotive Engineering Department in Tsinghua University, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. In 1998, Mr. Song was awarded the Award of Outstanding Science and Technology Person in the China Automotive Industry. In 2005, he was ranked first in the Class One China Automotive Industry and Technology Advancement Award. Mr. Song holds a Bachelor Degree and a Doctorate Degree, both in Engineering Science, from Tsinghua University. He is currently a professor of automotive dynamics and control engineering at Tsinghua University.

Directors, Senior Management and Company Secretary (Cont’d)
Mr. Jiang Bo, age 46, has been an independent non-executive director of the Company since September 2004. Mr. Jiang is an accountant, a certified public accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the stock exchanges of the PRC. Mr. Jiang has been a certified public valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science Degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.
SENIOR MANAGEMENT
Mr. Zha Jianping, age 35, has been the Chief Financial Officer of the Company since January 2005. Mr. Zha is a qualified accountant in the PRC. He was awarded a Bachelor Degree in Economics from the University of Finance and Economics in Shanghai in 1993. Mr. Zha has more than eleven years of financial management experience with extensive experience in corporate finance and strategic planning. He was in charge of the acquisition and corporate restructuring of JinBei. Currently, Mr. Zha is the Vice President of JinBei and the Chief Financial Officer of Xing Yuan Dong as well as a director of Shenyang Automotive. Mr. Zha was formerly the Chief Financial Officer of Shenyang Automotive. Prior to joining the Group, Mr. Zha worked and handled finance-related matters in Nam Kwong Group Company Limited, a conglomerate with operations in the PRC, Macau and overseas for seven years.
Ms. Zhang Ruiping, age 35, has been the qualified accountant of the Company since November 2004. Ms. Zhang is the head of the financial department of the Group. She graduated from Shanghai University of Finance and Economics. She is a qualified PRC accountant and also a PRC certified pubic accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants. She worked at the financial department of China Merchants Group, Hong Kong from 1996 to 1999 and was the manager of the finance department of Shanghai Shenhua Holdings Co., Ltd. from 1999 to 2003. On 7th September, 2005, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granted a 3-year conditional waiver to the Company commencing from 15th April, 2005 from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). Particulars of the waiver are set out in the announcements made by the Company dated 21st April, 2005 and 8th September, 2005.
COMPANY SECRETARY
Ms. Lam Yee Wah Eva, has been the Company Secretary of the Company since June 2005. Ms. Lam is an associate of The Hong Kong Institute of Chartered Secretaries and an associate of The Institute of Chartered Secretaries and Administrators. Ms. Lam graduated from The City University of Hong Kong with a Bachelor of Arts (Honours) Degree in Public and Social Administration. She was also awarded a Postgraduate Diploma in Corporate Administration in The City University of Hong Kong. Prior to joining the Group, Ms. Lam has five years’ experience in an international accounting and auditing firm in Hong Kong and has handled company secretarial matters in two companies listed in Hong Kong.

Report of Directors
The directors of the Company present this report together with the audited financial statements of the Company and its subsidiaries (the “Group”) for the year ended 31st December, 2005.
PRINCIPAL ACTIVITIES
The Company is a holding company. The principal activities of its subsidiaries are set out in note 21 to the financial statements. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.
Prior to May 1998, the Company’s sole operating asset was its interests in Shenyang Automotive. As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures in the PRC since May 1998. With additional investments and joint ventures, the Company’s income base has been broadened and its future financial performance will differ from that of Shenyang Automotive.
In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co. Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Ruixing and Mianyang Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, in order to maintain their preferential tax treatment from the PRC government, all three companies began manufacturing automotive components as well.
In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Dongxing Automotive, a foreign-invested manufacturer of automotive components in the PRC.
In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in the PRC. The Zhonghua sedans were launched in the market in August 2002.
On 27th March, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81% and 40.5%, respectively. On 28th April, 2003, the Company increased its effective interests in SJAI from 81% to 89.1% and thereby increased its effective interests in the

Report of Directors (Cont’d)
joint venture with BMW from 40.5% to 44.55%. On 16th December, 2003, the Company further increased its effective interests in SJAI from 89.1% to 98.0% and thereby increased its effective interests in the joint venture with BMW from 44.55% to 49.0%.
On 29th December, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interests in Shenyang JinBei Automotive Co., Ltd. (“JinBei”), the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interests in Shenyang Automotive will increase from 51.0% to approximately 70.7%.
On 19th October, 2004, the Company, through its direct subsidiary, Beston Asia Investment Limited, entered into an agreement with Ms. Chen Qiuling for the acquisition of her 49% interests in Ningbo Yuming. Approvals of the acquisition were obtained from the relevant PRC government authorities on 25th November, 2004 and Ningbo Yuming became a wholly owned subsidiary of the Company.

Report of Directors (Cont’d)
TURNOVER AND CONTRIBUTION
The Group’s turnover and contribution to profit from operations for the year ended 31st December, 2005, analysed by product category, are as follows:

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	4,837,379	863,140	—	5,700,519
Intersegment sales	(231,529)	—	—	(231,529)

	4,605,850	863,140	—	5,468,990

Segment results	201,403	(643,318)	—	(441,915)

Impairment losses on intangible assets	—	(300,000)	—	(300,000)
Impairment loss on goodwill in a subsidiary	(50,000)	—	—	(50,000)
Unallocated costs				(59,835)

Operating loss				(851,750)
Interest income				60,189
Interest expense				(234,849)
Share of results of:
Jointly controlled entities	(11,642)	—	31,582	19,940
Associates	—	28,387	668	29,055
Impairment loss on goodwill in a jointly controlled entity	(179,030)	—	—	(179,030)

Loss before taxation				(1,156,445)
Taxation				(89,097)

Loss for the year				(1,245,542)

Loss attributable to minority interests				595,934

Loss attributable to equity holders of the Company				(649,608)

Report of Directors (Cont’d)
FINANCIAL RESULTS
The results for the Group for the year ended 31st December, 2005, are set out in the financial statements of the Group on page 44.
CASH FLOW POSITION
The cash flow position of the Group for the year ended 31st December, 2005 is set out and analysed in the consolidated cash flow statement on pages 48 and 49 and in note 40 to the financial statements.
DIVIDEND
The directors do not recommend the payment of dividend in respect of the year ended 31st December, 2005.
CLOSURE OF REGISTER OF MEMBERS
The Hong Kong branch register of members of the Company will be closed from Wednesday, 21st June, 2006 to Friday, 23rd June, 2006, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending the forthcoming annual general meeting of the Company, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712–16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:00 p.m. on Tuesday, 20th June, 2006.
FIVE-YEAR FINANCIAL SUMMARY
A summary of the results, assets and liabilities of the Group for the past five financial years is set out on page 3.
RESERVES
Movements in the reserves of the Group and the Company during the year ended 31st December, 2005 are set out in note 38 to the financial statements.
PROPERTY, PLANT AND EQUIPMENT
The movements of property, plant and equipment of the Group for the year ended 31st December, 2005 are set out in note 18 to the financial statements.
SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Particulars of the subsidiaries, associates and jointly controlled entities are set out in notes 21, 22 and 23, respectively to the financial statements.

Report of Directors (Cont’d)
SHARE CAPITAL AND SHARE OPTIONS
Details of the Company’s share capital and share options as of 31st December, 2005 are set out in note 37 to the financial statements.
On 2nd June, 2001, share options were granted to certain directors and employees entitling them to subscribe for ordinary shares of US$0.01 each in the share capital of the Company (the “Shares”) at HK$1.896 per Share, totaling 31,800,000 Shares in aggregate, in accordance with the share option scheme of the Company adopted on 18th September, 1999, which came into effect on 20th October, 1999 (the “1999 Share Option Scheme”). Such share options vested immediately upon the grant and are exercisable within a period of ten years.
On 28th June, 2002, the 1999 Share Option Scheme was terminated. Pursuant to Clause 13.1 of the 1999 Share Option Scheme, all the share options granted prior to such termination shall continue to be valid and exercisable in accordance with the terms of the 1999 Share Option Scheme. A new share option scheme was adopted at a special general meeting of shareholders on 28th June, 2002 (the “New Share Option Scheme”) in compliance with the amendments to Chapter 17 of the Listing Rules, which came into effect on 1st September, 2001. The New Share Option Scheme came into effect on 15th July, 2002.
During the year ended 31st December, 2005, a total of 11,690,000 share options granted to former directors and a former employee of the Company had lapsed in accordance with the terms of the 1999 Share Option Scheme. No options had been granted under the New Share Option Scheme.
Details of the share options outstanding as at 31st December, 2005 under the 1999 Share Option Scheme are set out as follows:
Category and name of participant

Director	Number of share options

Wu Xiao An (also known as Ng Siu On)	2,800,000

Total	2,800,000

During the year ended 31st December, 2005, none of the above share options had been exercised. Accordingly, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.
The directors consider that it is not appropriate to state the value of the outstanding share options given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the shares upon the exercise of the subscription rights attaching to the share options,

Report of Directors (Cont’d)
which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options would not be meaningful.
DIRECTORS
The directors of the Company who held office during the year ended 31st December, 2005 and up to the date of this report are:

Executive directors:

Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman)
Mr. Qi Yumin (Chief Executive Officer)	(appointed on 6th January, 2006)
Mr. He Guohua	(appointed on 16th September, 2005)
Mr. Wang Shiping	(appointed on 16th September, 2005)
Mr. Lei Xiaoyang	(redesignated as an executive director on 20th June, 2005)
Mr. Lin Xiaogang	(resigned effective 6th January, 2006)
Mr. Hong Xing	(resigned effective 20th June, 2005)
Mr. Su Qiang (also known as Mr. So Keung)	(resigned effective 10th May, 2005)
Mr. He Tao (also known as Mr. Ho To)	(resigned effective 14th January, 2005)

Non-executive director:

Mr. Wu Yong Cun

Independent non-executive directors:

Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo
Pursuant to bye-law 102(B) of the bye-laws of the Company, Mr. He Guohua and Mr. Wang Shiping, both of whom were appointed by the Board as an addition to the Board after the annual general meeting held on 24th June, 2005, will hold office until the forthcoming annual general meeting of the Company.
Mr. Wu Xiao An (also known as Mr. Ng Siu On) and Mr. Wu Yong Cun will retire by rotation in accordance with bye-law 99 of the bye-laws of the Company at the forthcoming annual general meeting of the Company.

Report of Directors (Cont’d)
Each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. He Guohua and Mr. Wang Shiping, being eligible, will offer themselves for re-election and the Board has recommended them for election at the forthcoming annual general meeting of the Company. Mr. Wu Yong Cun has indicated his intention not to be re-elected at the forthcoming annual general meeting of the Company.
Details of the directors standing for re-election at the forthcoming annual general meeting are set out in the circular dated 28th April, 2006 sent together with this annual report.
SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 31st December, 2005, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the “SFO”):

	Number of shares held/Approximate shareholding percentage
	Long		Short
Name of shareholders	position	%	position	%	Lending pool	%
Huachen Automotive Group Holdings Company Limited (“Huachen”)	1,446,121,500	39.42	—	—	—	—
Templeton Asset Management Ltd.	215,388,000	5.87	—	—	—	—
Brandes Investment Partners, L.P.	306,052,000	8.34	—	—	—	—
Save as disclosed herein, as at 31st December, 2005, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Report of Directors (Cont’d)
DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 31st December, 2005, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

Number of Shares to
				Approximate		be acquired under a
				shareholding		call option
		Number of Shares held		percentage	Number of share	agreement
Name of director	Type of interests	Long position	Short position	%	options granted	(Note)

Wu Xiao An (also known as Ng Siu On)	Personal	—	—	—	2,800,000	92,911,266

Note:	Pursuant to the call option agreement dated 18th December, 2002, Huachen has granted to Mr. Wu Xiao An (also known as Mr. Ng Siu On) a call option to acquire up to 92,911,266 Shares, representing approximately 2.533% of the existing issued share capital of the Company, at HK$0.95 per Share, exercisable in whole or in part at any time during a period of three years commencing from the date falling six months after 6th February, 2003. During the year ended 31st December, 2005, the call option had not been exercised by Mr. Wu.
Save as disclosed above, as at 31st December, 2005, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.
DIRECTORS’ RIGHT TO ACQUIRE SHARES OR DEBENTURES
At no time during the year ended 31st December, 2005 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate; and none of the directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.
DIRECTORS’ INTERESTS IN CONTRACTS
No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries or associates was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Report of Directors (Cont’d)
DIRECTORS’ SERVICE CONTRACTS
Mr. Wu Xiao An (also known as Mr. Ng Siu On), an executive director as at the date of this annual report, has entered into a service agreement with the Company dated 1st March, 2006 for a term of three years commencing from 1st March, 2006.
On 1st March, 2006, Mr. Qi Yumin, an executive director as at the date of this annual report, has also entered into a service agreement with the Company for a term of three years commencing from 6th January, 2006.
Save as disclosed herein, no director proposed for re-election at the forthcoming annual general meeting has a service contract with members of the Group that is not determinable by the employer within one year without payment of compensation, other than statutory compensation.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.
ANALYSIS OF INTEREST CAPITALISED
Details of interest capitalised are set out in note 10 to the financial statements.
PRE-EMPTIVE RIGHTS
There are no provisions for pre-emptive rights under the Company’s bye-laws or the laws of Bermuda which oblige the Company to offer new shares on a pro-rata basis to existing shareholders. Such obligations are provided for in the Listing Rules.
MAJOR CUSTOMERS AND SUPPLIERS
During 2005, the aggregate sales attributable to the Group’s five largest customers, excluding the Group’s associates and jointly controlled entities, represented approximately 36.03% of the Group’s turnover while the sales attributable to the Group’s largest customer was approximately 26.37% of the Group’s turnover. The aggregate purchases attributable to the Group’s five largest suppliers, excluding the Group’s associates and jointly controlled entities, during the year represented approximately 12.95% of the Group’s total purchases and the purchases attributable to the Group’s largest supplier represented approximately 5.18% of the Group’s total purchases.
None of the directors, their associates or any shareholders that, to the knowledge of the directors own more than 5% of the Company’s issued share capital, has any interests in the share capital of any of the five largest customers or suppliers of the Group.

Report of Directors (Cont’d)
PUBLIC FLOAT
Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, the Company has maintained the prescribed public float under the Listing Rules.
CONNECTED TRANSACTIONS
On-going Connected Transactions for a period of three financial years ended 31st December, 2005
On 26th February, 2003, waivers were granted by the Stock Exchange from strict compliance with the requirements as stipulated in Chapter 14 of the then Listing Rules in respect of the on-going connected transactions for a period of three financial years ended 31st December, 2005, subject to certain conditions.
Details of the on-going connected transactions entered into by the Group in the year 2005 (the “2005 On-going Connected Transactions”) are as follows:

RMB’000
Purchases of materials and component parts by Shenyang Automotive from subsidiaries and associates of JinBei	265,832
Purchases of materials and component parts by Xing Yuan Dong from subsidiaries and associates of JinBei	108,727
Purchases of materials and component parts by Dongxing Automotive from subsidiaries and associates of JinBei	7,075
Sales of automotive component parts by Shenyang Automotive to subsidiaries and associates of JinBei	69,332
The independent non-executive directors of the Company have reviewed and confirmed that each of the 2005 On-going Connected Transactions to which any member of the Group was a party:
1.	had been entered into by the Group in the ordinary and usual course of its business;

2.	had been entered into either (a) on normal commercial terms, (b) on terms not less favourable than those available to or from (as the case may be) independent third parties, or (c) where there is no available comparison for the purpose of determining whether (a) or (b) is satisfied, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

3.	had not exceeded the relevant annual caps as approved by the Stock Exchange.

Report of Directors (Cont’d)
The auditors of the Company have reviewed the 2005 On-going Connected Transactions and confirmed to the directors that:
1.	the directors had approved the 2005 On-going Connected Transactions;

2.	the 2005 On-going Connected Transactions had been entered into in accordance with the terms of the related agreements governing such transactions; and

3.	the 2005 On-going Connected Transactions had not exceeded the relevant annual caps as approved by the Stock Exchange.
Post balance sheet events
Continuing Connected Transactions for a period of three financial years ending 31st December, 2008
On 10th February, 2006, independent shareholders of the Company approved the entering into of a number of continuing connected transactions as stipulated in Chapter 14A of the Listing Rules (the “Continuing Connected Transactions”) by certain subsidiaries of the Company for a period of three financial years ending 31st December, 2008:
•	Purchases of materials and automotive components by each of Shenyang Automotive, Xing Yuan Dong, Dongxing Automotive, Ningbo Yuming and Chenfa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

•	Purchases of materials and automotive components by each of ChenFa, Dongxing Automotive and Shenyang Brilliance Power Train Machinery Co., Ltd. (“Shenyang Brilliance Power”) from Shenyang Automotive

•	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

•	Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)

•	Sale of materials and automotive components by each of Ningbo Yuming, Dongxing Automotive, Xing Yuan Dong, ChenFa and Shenyang Brilliance Power to Shenyang Automotive
For particulars of the materials and automotive components to be purchased from/sold to the connected parties and the maximum monetary value of the Continuing Connected Transactions for each financial year from 2006 to 2008 are set out in the circular of the Company dated 23rd January, 2006.

Report of Directors (Cont’d)
Financial assistance for 2006
On 10th February, 2006, independent shareholders of the Company also approved the entering into of guarantee agreements by certain subsidiaries of the Company with connected parties for provision of the following financial assistance for a term of one year commencing from 1st January, 2006 to 31st December, 2006:
•	Provision of cross guarantee between Xing Yuan Dong and Shenyang Automotive for each other’s banking facilities in the amount of RMB350 million; and

•	Provision of cross guarantee between Xing Yuan Dong and JinBei for each other’s banking facilities in the amount of RMB385 million.
Save as disclosed above, in the opinion of the directors, the transactions disclosed as related party transactions in note 39 to the financial statements do not constitute connected transactions as defined under the Listing Rules in force at the timing of the entering into of the relevant transactions.
AUDITORS
Moores Rowland Mazars were first appointed as auditors of the Company in 2004 upon the resignation of PricewaterhouseCoopers.
Moores Rowland Mazars will retire and be eligible to offer themselves for re-appointment. A resolution will be submitted to the forthcoming annual general meeting to authorise the Board to appoint auditors and to fix their remuneration.
By order of the Board
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong,
21st April, 2006

Corporate Governance Report
CORPORATE GOVERNANCE
Maintaining an effective and solid corporate governance framework is one of the top priorities of the Company. This involves disclosure of our corporate practices to our shareholders in our annual report. The Code of Best Practice set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) is replaced by the introduction of the “Code on Corporate Governance Practices” by the Stock Exchange in November 2004 (“CG Code”). We have complied with the CG Code throughout the accounting year ended 31st December, 2005, except for deviations from Code Provision A.4.1 which is explained in paragraph A.4 below.
The corporate governance principles of the Company emphasize a quality Board, sound internal controls, and transparency and accountability to all shareholders.
A. DIRECTORS
    A.1 The Board
An issuer should be headed by an effective board which should assume responsibility for leadership and control of the issuer and be collectively responsible for promoting the success of the issuer by directing and supervising the issuer’s affairs. Directors should take decisions objectively in the interests of the issuer.
We are governed by a Board of directors (“Board”) which assume the responsibility for leadership and control of the Company. Our directors are collectively responsible for promoting the success of the Company by directing and supervising the affairs of the Company.
The Board is responsible for the management of the business and affairs of the Company and its subsidiaries (collectively the “Group”) with the objective of enhancing shareholder value and presenting a balanced, clear and understandable assessment of the Company’s performance, position and prospects in its annual and interim reports, other price-sensitive announcements, other financial disclosures as required under the Listing Rules, and reports to regulators any information required to be disclosed pursuant to statutory requirements.
The Board has a fiduciary duty and statutory responsibility towards the Group. Other responsibilities and matters reserved to the Board are set out in paragraph D.1 below.
The Board meets regularly, normally four times each year with a meeting scheduled at approximately three months intervals and additional meetings would be arranged if and when necessary. The dates of regular Board meetings for each year are normally made available to all directors at the beginning of the year to provide sufficient notice to give all directors an opportunity to attend. Special Board meetings will be held when necessary. Matters on transactions where directors are considered having a conflict of interest or material interests would not be dealt with by way of written resolutions and a separate Board meeting shall be held where independent non-

Corporate Governance Report (Cont’d)
executive directors who have no material interests should be present at the meeting. Directors having a conflict of interest or material interests in a transaction before the meeting of the Board will declare his interest therein in accordance with the bye-laws of the Company, shall abstain from voting on the resolution and shall not be counted in the quorum present at the Board meeting.
Notices are given to all the directors for attending regular Board meetings approximately fourteen (14) days before the meetings. For other Board meetings, reasonable notice is generally given.
Board meetings involve the active participation, either in person or through other electronic means of communication, of a majority of directors. The Company Secretary assists the Chairman in preparing the meeting agenda, and each director may request the inclusion of items in the agenda. Directors are also consulted to suggest matters to be included in the agenda for all regular meetings of the Board.
Minutes of the Board meetings are recorded in detail and draft minutes are circulated within a reasonable time after the meeting to all directors for review and comments before being approved by the Board. All the minutes of the meetings are properly kept by the Company Secretary and are available for inspection by the directors during normal office hours.
Attendance of individual directors at Board meetings in 2005:

Number of meetings	6

Executive directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On)	6/6	(100%)
Mr. Lin Xiaogang (Note 1)	6/6	(100%)
Mr. He Guohua (Note 2)	2/2	(100%)
Mr. Wang Shiping (Note 2)	2/2	(100%)
Mr. Lei Xiaoyang	5/6	(83%)
Mr. Hong Xing (Note 3)	3/4	(75%)
Mr. Su Qiang (also known as Mr. So Keung) (Note 4)	3/3	(100%)
Mr. He Tao (also known as Mr. Ho To) (Note 5)	—

Non-executive director:
Mr. Wu Yong Cun	6/6	(100%)

Independent non-executive directors:
Mr. Xu Bingjin	4/6	(67%)
Mr. Song Jian	6/6	(100%)
Mr. Jiang Bo	6/6	(100%)

Average attendance rate	93%

Corporate Governance Report (Cont’d)

Notes:
1.	Mr. Lin Xiaogang resigned as an executive director effective 6th January, 2006 and Mr. Qi Yumin was appointed as an executive director in his place on 6th January, 2006.

2.	Mr. He Guohua and Mr. Wang Shiping were appointed as executive directors on 16th September, 2005 and two meetings of the Board have been held since their appointment.

3.	Mr. Hong Xing resigned as an executive director effective 20th June, 2005 and four meetings of the Board have been held in 2005 before his resignation.

4.	Mr. Su Qiang (also known as Mr. So Keung) resigned as an executive director effective 10th May, 2005 and three meetings of the Board have been held in 2005 before his resignation.

5.	Mr. He Tao (also known as Mr. Ho To) resigned as an executive director effective 14th January, 2005 and none of the meetings of the Board for 2005 were held before his resignation.
The Company has also taken out appropriate insurance cover for our directors in respect of legal actions taken against directors and officers. The Board reviews the extent of the insurance cover every year.
A.2 Chairman and Chief Executive Officer
There are two key aspects of the management of every issuer — the management of the board and the day-to-day management of the issuer’s business. There should be a clear division of these responsibilities at the board level to ensure a balance of power and authority, so that power is not concentrated in any one individual
Code provision A.2.1 stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.
The Company has segregated the roles of Chairman of the Board and Chief Executive Officer. Mr. Wu Xiao An (also known as Mr. Ng Siu On) is the Chairman of the Board and Mr. Qi Yumin is the Chief Executive Officer. The Board has adopted on 20th June, 2005 clear guidelines regarding the power and duties of the Chairman and the Chief Executive Officer as set out below:
The Chairman
(a)	To take the chair at meetings of the Board and to provide leadership for the Board; to ensure the orderly conduct of meetings, so that everyone who should have a say does have a say of an appropriate length; to control the allocation of the Board’s time in meetings; to ensure that all directors are properly briefed on issues arising at Board meetings; to direct discussion towards a consensus view; and to sum up decisions made during Board meetings so that everyone understands clearly what has been agreed on policy and on action.

Corporate Governance Report (Cont’d)
(b)	To draw up and/or approve the agenda for each Board meeting taking into account, where appropriate, any matters proposed by the other directors for inclusion in the agenda; and to allocate a proper amount of time to different agenda items.

(c)	To ensure that all directors receive relevant information in a timely manner and that all directors are properly briefed on issues arising at Board meetings.

(d)	To consider the minutes in draft form before they are sent to the other directors.

(e)	To represent the Board between meetings, to make administrative decisions on behalf of the Board and to take whatever decisions that are delegated to the Chairman by the Board.

(f)	To act as the Company’s primary representative, dealing with and presenting the collective views of the Board.

(g)	Normally, under provision in the bye-laws of the Company, to take the chair at general meetings of the Company.

(h)	To effectively lead the Board and act as a facilitator of relationships within the Board and to ensure there is a corporate culture within the Board towards achieving objectives set by the Board from time to time.

(i)	To ensure that the Board provides shareholders with sufficient information to allow them to make informed decisions about issues.

(j)	To act as a conduit between the Board and the Chief Executive Officer.

(k)	To perform any other duties as authorised by the Board from time to time.
Chief Executive Officer
(a)	To act as the highest-ranking executive in the Company, being responsible for carrying out the policies of the Board on a day-to-day basis.

(b)	To have the delegated power to manage the Company and to oversee the activities of the Company on a day-to-day basis.

(c)	To meet and brief the Chairman regularly, regarding strategic and emerging issues, current and projected performance highlights, any shareholder feedback or comments and any issue likely to have an effect on the organisation internally or in the public eye.

(d)	To report to the Board, of which he is usually a member.

Corporate Governance Report (Cont’d)
(e)	To obtain the Board’s approval for certain actions, such as hiring his/her immediate subordinates, obtaining financing, acquiring another Company, or all or substantially all of any other Company’s assets or business, significant capital expansions, or other significant projects.

(f)	To be responsible for the success of the Company’s operations within the strategy determined by the Board and to oversee the implementation of the actions resolved by the Board from time to time.

(g)	To perform any other duties as authorised by the Board from time to time.
A.3 Board composition
The board should have a balance of skills and experience appropriate for the requirements of the business of the issuer. The board should ensure that changes to its composition can be managed without undue disruption. The board should include a balanced composition of executive and non-executive directors (including independent non-executive directors) so that there is a strong independent element on the board, which can effectively exercise independent judgement. Non-executive directors should be of sufficient calibre and number for their views to carry weight.
Currently the Board comprises nine directors: five executive directors, one non-executive director and three independent non-executive directors. The current composition of the Board is as follows:

Membership of Board Committee(s)

Executive directors:
Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman)	Member of the Remuneration Committee
Mr. Qi Yumin (Chief Executive Officer)	Member of the Remuneration Committee
Mr. He Guohua	—
Mr. Wang Shiping	—
Mr. Lei Xiaoyang	—

Non-executive director:
Mr. Wu Yong Cun	—

Independent non-executive directors:
Mr. Xu Bingjin	Chairman of the Audit Committee
Chairman of the Remuneration Committee
Mr. Song Jian	Member of the Audit Committee
Member of the Remuneration Committee
Mr. Jiang Bo	Member of the Audit Committee
Member of the Remuneration Committee

Corporate Governance Report (Cont’d)
The Listing Rules require every listed issuer to have at least three independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. Mr. Jiang Bo is an accountant, a certified public accountant and a certified public valuer in the People’s Republic of China (the “PRC”). Mr. Jiang has over ten years of experience in auditing financial statements of companies listed on the stock exchanges of the PRC, has participated in various listing projects of state-owned enterprises in the PRC and overseas and has experience in reviewing and analyzing the audited financial statements of companies listed in the PRC.
The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Board has assessed the independence of all the independent non-executive directors and is satisfied of their independence.
The Board members do not have any family, financial or business relations with each other.
The biographies of our directors are set out on pages 9 to 11 of the Annual Report.
The list of directors is disclosed in all corporate communications issued by the Company pursuant to the Listing Rules from time to time.
A.4 Appointments, re-election and removal of directors
There should be a formal, considered and transparent procedure for the appointment of new directors to the board. There should be plans in place for orderly succession for appointments to the board. All directors should be subject to re-election at regular intervals. An issuer must explain the reasons for resignation or removal of any directors.
Code Provision A.4.1 stipulates that non-executive directors should be appointed for a specific term, subject to re-election.
Code Provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.
Non-executive directors of the Company do not have specific term of appointment. As the appointment of non-executive directors are subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater

Corporate Governance Report (Cont’d)
than one-third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provisions in the bye-laws of the Company.
A director appointed by the Board to fill a casual vacancy shall hold office until the next following general meeting. A director appointed by the Board as an addition to the Board shall hold office until the next following annual general meeting.
The Board has not established a Nomination Committee for reviewing new appointments of directors and senior executives and management succession plans for executive directors and senior executives. The Board follows a formal, considered and transparent procedure for the appointment of new directors to the Board. The appointment of a new director is a collective decision of the Board, taking into consideration the candidate’s qualification, expertise, experience, integrity and commitment to his/her responsibilities within the Group. In addition, all candidates to be selected and appointed as a director must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an independent non-executive director must also meet the independence criteria set out in Rule 3.13 of the Listing Rules.
During 2005, Mr. He Guohua and Mr. Wang Shiping were appointed as executive directors on 16th September, 2005 as additions to the Board. The appointments of Mr. He and Mr. Wang were approved by the Board by written resolutions dated 16th September, 2005. Mr. Qi Yumin was appointed as an executive director and the Chief Executive Officer on 6th January, 2006 to fill the vacancy created by the resignation of Mr. Lin Xiaogang on 6th January, 2006. The appointment of Mr. Qi Yumin was approved by the Board by written resolutions dated 6th January, 2006.
A.5 Responsibilities of directors
Every director is required to keep abreast of his responsibilities as a director of an issuer and of the conduct, business activities and development of the issuer. Given the essential unitary nature of the board, non-executive directors have the same duties of care and skill and fiduciary duties as executive directors.
Each newly appointed director is provided with a package of orientation materials setting out the required duties and responsibilities of directors under the Listing Rules and other relevant statutory requirements of Hong Kong. An orientation as to a director’s duties and obligations under the Listing Rules and relevant legislations will be arranged for all newly appointed directors. Our directors are kept informed from time to time on the latest development of any changes to the regulatory requirements and the progress of compliance of applicable rules and regulations by the Company. Our directors will also be updated from time to time on the business development and operation

Corporate Governance Report (Cont’d)
plans of the Company. All our directors are encouraged to participate in continuing professional development seminars and/or courses to update their skills and knowledge on the latest development or changes in the relevant statues, Listing Rules and corporate governance practices.
The functions of non-executive directors include the functions as specified in Code Provision A.5.2(a) to (d).
Every director is aware that he should give sufficient time and attention to the affairs of the Company.
The Company has adopted the standard set out in Appendix 10 — Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), of the Listing Rules, in relation to the dealings in securities of the Company by the directors.
Having made specific enquiry of all directors, during the year ended 31st December, 2005, the directors have complied with the standards set out in the Model Code.
The Company has also established on 17th June, 2005 written guidelines on no less exacting terms than the Model Code (the “Code for Securities Transactions by Employees”) for securities transactions by employees of the Company (including directors of the Company’s holding company and subsidiaries), its subsidiaries and the holding company of the Company, who because of such office or employment, are likely to be in possession of unpublished price-sensitive information of the Company or its securities.
No incident of non-compliance of the Code for Securities Transactions by Employees by the employees was noted by the Company.
A.6 Supply of and access to information
Directors should be provided in a timely manner with appropriate information in such form and of such quality as will enable them to make an informed decision and to discharge their duties and responsibilities as directors of an issuer.
In respect to regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying board papers are sent in full to all directors in a timely manner as permitted under the circumstances. Notices are given to all the directors for attending regular Board meetings approximately fourteen (14) days before the meetings. For other Board meetings, reasonable notice is generally given. It has been the practice of the Board and accepted by all members of the Board that relevant information of Board meetings will be sent to all directors three (3) days in advance of the relevant meetings or any reasonable time before such meetings where it is not practicable to send out the information three (3) days in advance.

Corporate Governance Report (Cont’d)
Members of the management have been reminded that they have an obligation to supply the Board and the Board committees with adequate information on a timely basis to enable each of them to make informed decisions. The Board and each director have separate and independent access to the Group’s senior management.
All directors are entitled to have access to board papers, minutes and related materials.
B. REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT
B.1 The level of remuneration and disclosure
An issuer should disclose information relating to the directors’ remuneration policy and other remuneration related matters. There should be a formal and transparent procedure for setting policy on executive directors’ remuneration and for fixing the remuneration packages for all directors. Level of remuneration should be sufficient to attract and retain the directors needed to run the company successfully, but companies should avoid paying more than is necessary for this purpose. No director should be involved in deciding his own remuneration.
The Remuneration Committee was established on 17th June, 2005 in accordance with the CG Code. During 2005, the Remuneration Committee met once. The existing members of the Remuneration Committee comprise Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Wu Xiao An (also known as Mr. Ng Siu On) and Mr. Qi Yumin, both of whom are executive directors, are also members of the Remuneration Committee. Mr. Xu Bingjin is the chairman of the Remuneration Committee. The Terms of Reference of the Remuneration Committee are adopted with reference to the CG Code, including the specific duties set out in Code Provision B.1.3(a) to (f).
The Remuneration Committee is responsible for making recommendations to the Board regarding the Group’s policy and structure for all remuneration of directors and senior management. The Remuneration Committee is authorised to seek any information it requires from any employee of the Group and has the power to request the executive directors and other persons to attend its meetings. The Remuneration Committee is also authorised to obtain outside professional advice and to secure the attendance of other persons with relevant experience and expertise if it considers as necessary.

Corporate Governance Report (Cont’d)
Attendance of individual members at Remuneration Committee meeting in 2005:

Number of meeting	1

Mr. Xu Bingjin	0
Mr. Song Jian	1/1 (100%)
Mr. Jiang Bo	1/1 (100%)
Mr. Wu Xiao An (also known as Mr. Ng Siu On)	1/1 (100%)
Mr. Lin Xiaogang (Note)	1/1 (100%)

Average attendance rate	80%

Note:	Mr. Lin Xiaogang resigned as an executive director on 6th January, 2006 and ceased to be a member of the Remuneration Committee on the same date. Mr. Qi Yumin was appointed in his place and became a member of the Remuneration Committee effective 6th January, 2006.
At the one meeting of the Remuneration Committee held on 21st December, 2005, members of the Remuneration Committee were briefed by the legal advisors to the Company on the requirements of the Listing Rules in respect of remuneration policy and Remuneration Committee. At that meeting, the Remuneration Committee has reviewed and commented on a draft set of policies and guidelines of the Remuneration Committee that was prepared in accordance with the requirements of the Listing Rules. At a meeting held on 1st March, 2006, the Remuneration Committee has considered and approved a set of policies and guidelines of the Remuneration Committee for recommendation to the Board for its formal adoption on 3rd March, 2006. The Remuneration Committee has also reviewed and approved the terms of the services agreements of two executive directors of the Company. During the process of consideration, no individual director will be involved in decisions relating to his own remuneration.
Full minutes of the Remuneration Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Remuneration Committee meetings are sent to all members of the Remuneration Committee for comments and approval.
The Remuneration Committee will make available its Terms of Reference, explaining its role and the authority delegated to it by the Board, on request. The Terms of Reference are also available on the website of the Company.

Corporate Governance Report (Cont’d)
C. ACCOUNTABILITY AND AUDIT
C.1 Financial reporting
The board should present a balanced, clear and comprehensible assessment of the company’s performance, position and prospects.
Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other matters put before the Board for approval.
The directors are responsible for overseeing all financial aspects of the Company and for keeping proper accounting records and preparing accounts of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the financial statements for the year ended 31st December, 2005, the directors have:
•	approved the adoption of all applicable Hong Kong Financial Reporting Standards which are issued by the Hong Kong Institute of Certified Public Accountants;

•	selected and applied consistently appropriate accounting policies;

•	made judgments and estimates that are prudent and reasonable; and

•	prepared the accounts on a going concern basis.
The Board is accountable to its shareholders for a clear and balanced assessment of the Company’s financial position and prospects. In this regard, the directors are responsible for presenting a balanced, clear and understandable assessment to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as information required to be disclosed pursuant to statutory requirements.
Financial results of the Group are announced in a timely manner in accordance with all statutory requirements, particularly the timeframe stipulated in Rule 13.49(1) and (6) of the Listing Rules.
All directors acknowledge their responsibility for preparing the financial statements for the year ended 31st December, 2005.
The Group’s external auditors are Moores Rowland Mazars (the “Auditors”). The statement of the Auditors about their reporting responsibilities on the financial statements of the Group is set out in the Auditors’ Report on page 42 of this annual report.

Corporate Governance Report (Cont’d)
For the year ended 31st December, 2005, the Auditors’ remuneration paid or payable in respect of the audit services and other non-audit services provided by the Auditors to the Group amounted to RMB3,146,000 and RMB723,000 respectively. Such non-auditing services included review of interim consolidated financial statements and provision of general training service.
C.2 Internal controls
The board should ensure that the issuer maintains sound and effective internal controls to safeguard the shareholders’ investment and the issuer’s assets.
The Board is entrusted with an overall responsibility of devising the Company’s system of internal controls and conducting an annual review of its effectiveness. This ensures that the Board oversees and monitors the Group’s overall financial position so that the interests of the shareholders are well protected and covered. The system of internal controls covers the areas of financial, operational, compliance and risk management of the Group’s business.
In light of the new requirements of the Listing Rules and Section 404 of the Sarbanes Oxley Act of 2002 of the United States of America, the Board on 28th November, 2005 approved the establishment of the Company’s internal audit department to further strengthen the Company’s internal controls and for good corporate governance purposes. Subsequently, the Audit Committee approved the appointment of the Chief Internal Auditor and the adoption of the Internal Audit Charter for the internal audit department of the Company.
C.3 Audit Committee
The board should establish formal and transparent arrangements for considering how it will apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company’s auditors. The audit committee established by the issuer pursuant to the Listing Rules should have clear terms of reference.
The Audit Committee was established on 20th December, 1999 with reference to “A Guide for the Formation of an Audit Committee” issued by the Hong Kong Institute of Certified Public Accountants. With the amendments of the Listing Rules which came into effect on 31st March, 2004 and the introduction of the CG Code effective 1st January, 2005, the then Terms of Reference was revised on 27th September, 2004 and 17th June, 2005, respectively. The Terms of Reference of the Audit Committee have included the duties set out in Code Provision C.3.3(a) to (n). The existing members of the Audit Committee comprise Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee does not have as a member a former partner of the Group’s existing audit firm.

Corporate Governance Report (Cont’d)
During 2005, the Audit Committee met on two (2) occasions and discharged its responsibilities. Attendance of individual members at Audit Committee meeting in 2005:

Number of meetings	2

Mr. Xu Bingjin	1/2 (50%)
Mr. Song Jian	2/2 (100%)
Mr. Jiang Bo	2/2 (100%)

Average attendance rate	83%

During 2005, apart from the two meetings of the Audit Committee, consent/approval from the Audit Committee has also been obtained via circulation of written resolutions on a number of issues.
The principal duties of the Audit Committee included reviewing the Company’s financial controls, internal control and risk management system, annual report and accounts and half-year report.
The following is a summary of the work performed by the Audit Committee during 2005:
•	reviewed the Auditor’s management letter and management’s response;

•	reviewed and considered the recently issued accounting standards and the adoption of new accounting standards;

•	reviewed the audited financial statements and final results announcement for the year ended 31st December, 2004;

•	reviewed the interim report and the interim results announcement for the six months ended 30th June, 2005;

•	met with the Auditors to go through any significant audit issues or key findings noted during the audit of the Group’s final results;

•	met with the Auditors to go through any significant key findings on the internal control and financial reporting matters based on the agreed-upon procedures performed for the Group’s unaudited interim results;

•	approved the re-appointment of external auditors and the fee proposals for the audit of the Group’s 2005 final results and interim review of the 2006 half-yearly results;

•	approved the provision of certain non-audit services provided by the Auditors;

Corporate Governance Report (Cont’d)
•	approved the establishment of the internal audit department in the Company;

•	reviewed and approved a planning document of Section 404 of the Sarbanes-Oxley Act of 2002; and

•	reviewed the progress of implementation work relating to the Sarbanes-Oxley Act of 2002.
All issues raised by the Audit Committee have been addressed by the management. The work and findings of the Audit Committee have been reported to the Board. During 2005, no issues brought to the attention of the management and the Board were of sufficient importance to require disclosure in the annual report.
Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Audit Committee meetings are sent to all members of the Audit Committee for comments and approval.
The Audit Committee has made available its Terms of Reference, explaining its role and the authority delegated to it by the Board, on request. The Terms of Reference are also available on the website of the Company.
The annual report of the Company has been reviewed by the Audit Committee.
D. DELEGATION BY THE BOARD
     D.1 Management functions
An issuer should have a formal schedule of matters specifically reserved to the board for its decision. The board should give clear directions to management as to the matters that must be approved by the board before decisions are made on behalf of the issuer.
In general, the Board oversees the Company’s strategic development and determines the objectives, strategies and policies of the Group. The Board also monitors and controls operating and financial performance and sets appropriate policies for risk management in pursuit of the Group’s strategic objectives. The Board delegates the implementation of strategies and day-to-day operation of the Group to the management. The Board is entrusted with the following reserved powers:
1.	Business strategy
•	approval of strategic objectives, annual plans and performance targets for the Group;

•	approval of proposals for expansion or closures other than those which have been specifically approved in the strategic objectives and/or annual plans of the Group;

•	approval of budgets;

Corporate Governance Report (Cont’d)
•	approval of performance indicators.
2.	Appointment
•	appointment of any person as director to fill a casual vacancy or as an additional director;

•	appointment of the Chairman and Chief Executive Officer;

•	appointment of senior executives;

•	appointment, resignation, dismissal or removal of external auditor and fixing of auditor’s remuneration;

•	appointment, resignation and removal of company secretary;

•	formation of Board committees and approval of the membership and terms of reference of the Board committees.
3.	Board and senior management
•	delegation of authority to the Chairman, Chief Executive Officer, management and Board committee(s);

•	approval of remuneration and incentive policies;

•	approval of Group benefit policies;

•	approval of remuneration of directors and senior management;

•	assessment of the performance of the Company and the Board.
4.	Relations with the shareholders
•	arrangements for the annual general meeting and any other shareholders’ meetings;

•	matters relating to disclosure as required by the applicable law and regulations;

•	recommendations for nomination of directors for election by the shareholders at general meetings.

Corporate Governance Report (Cont’d)
5.	Financial matters
•	approval of annual accounts and directors’ reports;

•	approval of accounting policies;

•	approval of any substantial change in the policies of the Company for balance sheet management including but without limitation capital adequacy, credit, liquidity, debt maturity profile, interest rate and exchange rate risks and asset concentration both geographically and by sector;

•	approval of internal audit plan;

•	approval of internal control policy and procedures;

•	acceptance of auditor’s reports including management letters;

•	declaration of interim dividends and making recommendations on final dividends.
6.	Capital expenditures
•	approval of the capital expenditure budget;

•	approval of capital commitment, whether or not the same has been provided for in the capital expenditure budget and/or annual budget;

•	approval of priorities.
7.	Transactions not included in the budget. In respect of those transactions which are of a revenue nature and carried out in the ordinary and usual course of business of the Group, approval of the Board is required where such transactions are of a continuous nature and for a period of 12 months or more.

8.	Any transaction that constitutes notifiable transaction or connected transaction for the Company under the Listing Rules (as amended from time to time).

9.	To assess the likely impact of unexpected and significant events and other events which can affect price and market activity of the shares of the Company and to decide whether the relevant information would be price-sensitive and need to be disclosed.

10.	Risk management
•	risk assessment and insurance.

Corporate Governance Report (Cont’d)
•	risk management policies.
11.	Internal control and report systems
•	approval and establishment of any effective procedures for monitoring and control of operations including internal procedures for audit and compliance.
12.	Use of the company seal(s).
13.	Donations and sponsorships (if any) above approved limits.
     D.2 Board committees
Board committees should be formed with specific written terms of reference which deal clearly with the committees’ authority and duties.
Apart from the Audit Committee (as described under paragraph C.3) and the Remuneration Committee (as described under paragraph B.1), the Board has not established any other committee of the Board.
E. COMMUNICATION WITH SHAREHOLDERS
     E.1 Effective communication
The board should endeavour to maintain an on-going dialogue with shareholders and in particular, use annual general meetings or other general meetings to communicate with shareholders and encourage their participation.
The Company attaches great importance to communications with shareholders. Information on the Group’s activities, business, strategies and developments is provided in the Company’s annual reports and interim reports. Shareholders of the Company are encouraged to attend the annual general meetings of the Company which offer a valuable forum for dialogue and interaction with management.
At the 2005 annual general meeting, a separate resolution was proposed by the Chairman in respect of each issue to be considered by the meeting, including the re-election of directors. At the forthcoming annual general meeting to be held on 23rd June, 2006, a separate resolution will be proposed by the Chairman in respect of each issue to be considered at that annual general meeting, including the re-election of directors.

Corporate Governance Report (Cont’d)
The Chairman of the Board, the chairman of the Audit Committee and the chairman of the Remuneration Committee, or in their absence, another member of the relevant committee or an appointed representative, will attend the forthcoming annual general meeting to answer questions of shareholders.
     E.2 Voting by poll
The issuer should regularly inform shareholders of the procedure for voting by poll and ensure compliance with the requirements about voting by poll contained in the Listing Rules and the constitutional documents of the issuer.
The procedures for demanding a poll by the shareholders were incorporated in all circulars sent to shareholders and will be explained during the proceedings of meetings. Whenever voting by way of a poll is required, the detailed procedures for conducting a poll will be explained. Poll results will be published in newspapers on the business day following the shareholders’ meetings and posted on the website of the Stock Exchange.
At the 2005 annual general meeting, the Chairman has provided an explanation of the procedures for demanding poll by shareholders at the commencement of the meeting.

Auditors’ Report

Chartered Accountants Certified Public Accountants
TO THE SHAREHOLDERS OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
We have audited the financial statements on pages 44 to 132 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.
Respective responsibilities of directors and auditors
The Company’s directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.
It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Companies Act 1981 of Bermuda, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
Basis of opinion
We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and of the Group, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors’ Report (Cont’d)
Opinion
In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31st December, 2005 and of the Group’s loss and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong,
21st April, 2006

Consolidated Income Statement
For the year ended 21st December, 2005

			2005	2004
	Note(s)		RMB’000	RMB’000
				(Restated)

Turnover	7		5,468,990	6,541,998
Cost of sales			(4,964,761)	(5,487,043)

Gross profit			504,229	1,054,955
Other revenue	7		135,932	111,159
Selling expenses			(436,469)	(500,313)
General and administrative expenses			(616,300)	(732,647)
Other operating expenses			(89,142)	(70,577)
Impairment losses on intangible assets	16	(e)	(300,000)	(300,000)
Impairment loss on goodwill in a subsidiary	24		(50,000)	—

Operating loss	8		(851,750)	(437,423)
Interest income	7,9		60,189	58,800
Interest expense	10		(234,849)	(182,458)
Share of results of:
Associates			29,055	55,208
Jointly controlled entities			19,940	47,790
Impairment loss on goodwill in a jointly controlled entity	24		(179,030)	—

Loss before taxation			(1,156,445)	(458,083)
Taxation	11		(89,097)	50,324

Loss for the year			(1,245,542)	(407,759)

Attributable to:
Equity holders of the Company	12		(649,608)	48,569
Minority interests			(595,934)	(456,328)

			(1,245,542)	(407,759)

Dividends	13		—	38,900

(Loss) Earnings per share for (loss) profit attributable to the equity holders of the Company
— basic	15		RMB(0.1771)	RMB0.0132
— diluted	15		RMB(0.1771)	RMB0.0132

Balance Sheets
At 31st December, 2005

	Consolidated				Company
			2005	2004	2005	2004
	Note(s)		RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)

ASSETS AND LIABILITIES
Non-current assets
Intangible assets	16		798,087	1,112,151	138,837	131,732
Goodwill	17		295,529	345,529	—	—
Property, plant and equipment	18		3,901,458	3,497,613	2,158	3,190
Construction-in-progress	19		454,591	789,145	—	—
Land lease prepayments	20		124,157	76,126	—	—
Interests in subsidiaries	21		—	—	7,756,550	7,927,583
Interests in associates	22		357,896	371,985	—	—
Interests in jointly controlled entities	23		1,140,331	1,398,135	—	—
Prepayments for a long-term investment	25		600,000	600,000	—	—
Available-for-sale financial assets/Investment securities	26		22,684	34,501	—	—
Deferred tax assets	35		—	101,219	—	—
Other non-current assets			10,967	23,833	—	—

Total non-current assets			7,705,700	8,350,237	7,897,545	8,062,505

Current assets
Cash and cash equivalents			843,400	1,244,499	5,461	4,850
Short-term bank deposits			1,053,832	1,008,602	284,932	—
Pledged short-term bank deposits	27		1,932,649	2,777,191	—	—
Inventories	28		1,046,818	1,577,048	—	—
Accounts receivable	29		124,958	55,632	—	—
Accounts receivable from affiliated companies	39	(c)	840,215	765,411	—	—
Notes receivable	30		377,505	620,899	—	—
Notes receivable from affiliated companies	39	(d)	338,970	645,143	—	—
Other receivables	31		432,019	474,617	1,188	1,231
Prepayments and other current assets			57,707	127,080	378	513
Income tax recoverable			12,476	44,285	—	—
Other taxes recoverable			1,766	41,468	—	—
Advances to affiliated companies	39	(e)	38,931	37,477	—	6,365

Total current assets			7,101,246	9,419,352	291,959	12,959

Balance Sheets (Cont’d)
At 31st December, 2005

	Consolidated				Company
			2005	2004	2005	2004
	Note(s)		RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)

Current liabilities
Accounts payable	32		928,892	732,978	—	—
Accounts payable to affiliated companies	39	(f)	633,807	522,722	—	—
Notes payable			3,026,952	5,727,216	—	—
Notes payable to affiliated companies	39	(g)	74,092	121,162	—	—
Customer advances			318,978	265,489	—	—
Other payables			434,651	363,584	—	—
Dividends payable			3,404	3,478	3,404	3,478
Accrued expenses and other current liabilities			265,906	274,183	6,553	5,135
Short-term bank borrowings			496,500	—	—	—
Convertible bonds	33		1,589,614	—	—	—
Income tax payable			14,309	43,974	—	—
Other taxes payable			117,695	42,391	—	—
Advances from affiliated companies	39	(h)	105,094	90,481	7,775	8,709

Total current liabilities			8,009,894	8,187,658	17,732	17,322

Net current (liabilities) assets			(908,648)	1,231,694	274,227	(4,363)

Total assets less current liabilities			6,797,052	9,581,931	8,171,772	8,058,142

Non-current liabilities
Convertible bonds	33		—	1,519,490	—	—
Deferred government grants			79,602	—	—	—
Advances from a subsidiary	34		—	—	1,570,777	1,610,058

			79,602	1,519,490	1,570,777	1,610,058

NET ASSETS			6,717,450	8,062,441	6,600,995	6,448,084

CAPITAL AND RESERVES
Share capital	37		303,388	303,388	303,388	303,388
Equity component of convertible bonds	33, 38		114,205	114,205	—	—
Share premium	38		2,038,423	2,038,423	2,038,423	2,038,423
Reserves	38		3,815,066	4,520,625	4,259,184	4,086,823
Proposed dividend	38		—	19,450	—	19,450

Total equity attributable to equity holders of the Company			6,271,082	6,996,091	6,600,995	6,448,084
Minority interests			446,368	1,066,350	—	—

			6,717,450	8,062,441	6,600,995	6,448,084

Wu Xiao An	Qi Yumin
(also known as Ng Siu On)
Director	Director

Consolidated Statement of Changes in Equity
For the year ended 31st December, 2005

			2005	2004
	Note		RMB’000	RMB’000
				(Restated )

Total equity at 1st January,
Attributable to equity holders of the Company as previously reported			6,881,886	6,891,652
Attributable to minority interests as previously presented separately from liabilities and equity			1,066,350	1,709,886

			7,948,236	8,601,538

Opening balance adjustments and prior period adjustments arising from changes in accounting policies
— available-for-sale financial assets restated at fair value	3	(e)	15,410	—
— convertible bonds restated at amortised cost	3	(f)	(44,134)	—
— equity component of convertible bonds reclassified from non-current liabilities	3	(f)	114,205	114,205

			85,481	114,205

Total equity at 1st January, after opening balance adjustments and prior period adjustments			8,033,717	8,715,743

Items directly recognised in equity
Decrease in fair value of available-for-sale financial assets	3	(e)	(27,227)	—

Loss for the year			(1,245,542)	(407,759)

Total recognised losses for the year			(1,272,769)	(407,759)
Dividend declared			—	(121,204)
Distributions during the year			(43,498)	(142,322)
Acquiring interests of minority interests in a subsidiary			—	(6,064)
Due to minority interests reclassified from advances from affiliated companies			—	24,047

Total equity at 31st December,			6,717,450	8,062,441

Total recognised losses for the year
Attributable to:
Equity holders of the Company			(676,835)	48,569
Minority interests			(595,934)	(456,328)

			(1,272,769)	(407,759)

Consolidated Cash Flow Statement
For the year ended 31st December, 2005

		2005	2004
	Note	RMB’000	RMB’000

Operating activities
Cash generated from (used in) operations	40	1,061,091	(210,987)
Interest received		54,838	60,241
Enterprise income tax paid		(33,975)	(127,538)
Enterprise income tax refunded		48,241	—

Net cash generated from (used in) operating activities		1,130,195	(278,284)

Investing activities
Payments for acquisition of property, plant and equipment and construction-in-progress		(478,067)	(991,053)
Payments for acquisition of intangible assets		(163,519)	(262,579)
Payment for acquisition of available-for-sale financial assets/investment securities		—	(4,138)
Prepayments for intangible assets		—	(25,515)
Proceeds received from settlement of outstanding balance of the disposal of an associate		—	20,000
(Increase) Decrease in short-term bank deposits		(45,230)	661,994
Decrease (Increase) in pledged short-term bank deposits		844,542	(512,607)
Payments for investments in jointly controlled entities		—	(5,000)
Withdrawal of capital injected in a jointly controlled entity		—	2,500
Proceeds from disposal of jointly controlled entities		11,517	—
Payments for investments in associates		—	(9,750)
Payment for acquisition of further interest in a subsidiary		—	(10,000)
Dividend received from an associate		42,000	15,103
Dividend received from jointly controlled entities		30,000	—
Payments for land lease prepayments		(51,917)	(6,523)
Proceeds from disposal of property, plant and equipment		9,487	18,204
Decrease (Increase) in other long-term assets		12,866	(6,843)
(Increase) Decrease in advances to affiliated companies		(8,729)	204,030

Net cash inflow (outflow) from investing activities		202,950	(912,177)

Net cash inflow (outflow) before financing activities		1,333,145	(1,190,461)

Consolidated Cash Flow Statement (Cont’d)
For the year ended 31st December, 2005

		2005	2004
	Note	RMB’000	RMB’000

Financing activities
Decrease in advances from affiliated companies		(9,434)	(2,161)
Issue of notes payable		7,934,900	12,405,435
Repayments of notes payable		(10,106,000)	(11,376,454)
Proceeds from short-term bank loans		501,202	900,000
Repayments of short-term bank loans		(4,702)	(900,000)
Interest paid		(111,303)	(154,041)
Dividends paid to minority shareholders		—	(83,987)
Dividends paid		(19,450)	(88,974)
Advances to a minority shareholder		—	(97,156)
Receipts of government grants		80,543	—

Net cash (used in) generated from financing activities		(1,734,244)	602,662

Decrease in cash and cash equivalents		(401,099)	(587,799)
Cash and cash equivalents, at 1st January,		1,244,499	1,832,298

Cash and cash equivalents, at 31st December,		843,400	1,244,499

Notes to the Financial Statements
For the year ended 31st December, 2005
1.	CORPORATE INFORMATION

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s American depositary shares (“ADSs”) are traded on The New York Stock Exchange Inc. and its shares are traded on The Stock Exchange of Hong Kong Limited (the “SEHK”).

The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	PRINCIPAL ACCOUNTING POLICIES
(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), a collective term which includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (HKASs), Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”), accounting principles generally accepted in Hong Kong, and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK. A summary of the significant accounting policies adopted by the Group is set out below.

These financial statements have been prepared on a basis consistent with the accounting policies and methods adopted in the 2004 financial statements except that the Group has changed certain of its accounting policies following the adoption of new/revised HKFRSs which become effective for accounting periods beginning on or after 1st January, 2005. Details of the major changes in accounting policies following the adoption of these HKFRSs are summarised in note 3 to the financial statements.

(b)	Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost, except for available-for-sale financial assets which are measured at fair value as explained in note 2(i)(i) below.

(c)	Preparation of financial statements

At 31st December, 2005, the Group had net current liabilities of approximately RMB909 million which include convertible bonds of approximately RMB1,590 million subject under their terms to redemption at the option of the bond holders on 28th November, 2006. In preparing the financial statements, the directors have given careful consideration to current and future liquidity of the Group and its ability to redeem convertible bonds as and when the bond holders exercise their option to redeem the convertible bonds on 28th November, 2006.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(c)	Preparation of financial statements (Cont’d)

Management of the Group is in negotiation with various banks for new financing for the potential redemption of the convertible bonds and for additional working capital. Management is confident that the Group will obtain adequate financing prior to any redemption and has also obtained an undertaking from a major shareholder to provide financial support to the Group, if necessary. The directors are of the opinion that the Group will have adequate financial resources to support its future operations. Accordingly, the financial statements have been prepared on a going concern basis.

(d)	Basis of consolidation
(i)	Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intercompany transactions and balances and any unrealised gains or losses arising from intercompany transactions are eliminated on consolidation.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and statement of changes in equity within equity, separate from equity attributable to the equity holders of the Company.

Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and the equity holders of the Company.

Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(d)	Basis of consolidation (Cont’d)
(ii)	Subsidiaries

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast majority of votes at the meetings of the board of directors.

In the Company’s balance sheet an investment in a subsidiary is stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii)	Associates and jointly controlled entities

An associate is an entity, not being a subsidiary or a joint venture, in which an equity interest is held for the long-term and the Group has significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activity of the entity and none of the participating parties has unilateral control over the economic activities.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year.

Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(d)	Basis of consolidation (Cont’d)
(iv)	Translation of foreign currencies

Items included in the financial statements of each of the Group’s entities, including the Company, subsidiaries, associates and jointly controlled entities, are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

Transactions in currencies other than the functional currencies are translated into functional currencies at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in other currencies at the balance sheet date are re-translated into functional currencies at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

The Group prepares consolidated financial statements in Renminbi, the presentation currency. For the purpose of consolidation, the assets and liabilities of the Group entities that have functional currency different from the presentation currency are translated into the presentation currency at the rates of exchange ruling at the balance sheet date whilst the income and expenses are translated at the average exchange rate. Exchange differences arising, if any, are recognised as a separate component of equity.
(e)	Intangibles
(i)	Goodwill

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity prior to 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquiree at the date of acquisition.

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity on and after 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(e)	Intangibles (Cont’d)
(i)	Goodwill (Cont’d)

For goodwill capitalised prior to 1st January, 2005, the Group has discontinued amortisation from 1st January, 2005 onwards, and such goodwill and goodwill arising on and after 1st January, 2005, if any, are tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired. An impairment loss on goodwill is not reversed in a subsequent period.

Capitalised goodwill arising on acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on acquisition of an associate or a jointly controlled entity is included in the cost of the investment of the relevant associate or jointly controlled entity.

On disposal of a cash generating unit of a subsidiary, an associate or a jointly controlled entity, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(ii)	Research and development costs

Research costs are charged to income statement as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so; and costs are identifiable and there is an ability to sell or use the asset that will generate probable future economic benefits. Such development costs are recognised as an asset less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over a period which reflects the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are charged to income statement as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii)	Acquired intangible assets

Acquired intangible assets with finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over the estimated useful lives of 7 to 10 years.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(f)	Property, plant and equipment

Property, plant and equipment, other than construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the year in which they are incurred.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction-in-progress, special tools and moulds, over their estimated useful lives from the date on which they are available for use after taking into account of their estimated residual values of 10%, using the straight-line method, at the following rates per annum:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%
The costs of special tools and moulds included in machinery and equipment less accumulated impairment losses are depreciated over their estimated productive volume.

The residual value and the useful life of property, plant and equipment and depreciation method are reviewed annually.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(g)	Construction-in-progress

Construction-in-progress represents factories and office buildings on which construction work has not been completed and machinery pending installation and which, upon completion, management intends to hold for production or own-use purpose. Construction-in-progress is carried at cost which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less any accumulated impairment losses. On completion, the construction-in-progress is transferred to property, plant and equipment at cost less accumulated impairment losses. Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(h)	Land lease prepayments

Lease prepayments represent amounts paid for land use rights. Land use rights are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the respective periods of the rights.

(i)	Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on the trade date basis. Financial assets and financial liabilities are initially measured at the fair value of the consideration given and except for financial assets or financial liabilities at fair value through profit or loss, including transaction costs directly attributable to the acquisition. The derecognition of a financial asset takes place when the Group’s contractual rights to future cash flows from the financial asset expire or the Group transfers the contractual rights to future cash flows to a third party. The Group derecognises financial liability when, and only when the liability is extinguished. The financial assets and financial liabilities are classified in the following categories.
(i)	Available-for-sale financial assets

Investments in equity securities other than investments in subsidiaries, associates and jointly controlled entities are classified as available-for-sale financial assets. In prior years, these investments are classified as investment securities.

Available-for-sale financial assets are measured at the fair value, with any resultant gain or loss being recognised directly in equity until the investments are sold, collected or otherwise disposed of, or until the investments are determined to be impaired, at which time the cumulative gain or loss previously recognised directly in equity is recognised in income statement.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(i)	Financial instruments (Cont’d)
(i)	Available-for-sale financial assets (Cont’d)

Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses.

(ii)	Convertible bonds

Convertible bonds that can be converted into share capital at the option of the holders, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments. The liability component of the convertible bonds is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount recognised as the liability component is recognised as the equity component. Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The equity component is recognised in the capital reserve until either the bond is converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings). The finance cost recognised in the income statement is calculated using the effective interest method.

(iii)	Accounts and other receivables

Accounts and other receivables are stated at amortised cost less impairment losses. Advances and receivables without fixed or determinable repayment terms are stated at cost less impairment losses. A provision for impairment of accounts and other receivables are established when there are objective evidence that the Group will not be able to collect all the amounts due according to the original terms of receivables. The amount of the provision is the difference between the assets’ carrying amount and the present value of estimated future cash flow, discounted at the effective interest rate. The amount of provision is recognised in the income statement.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(i)	Financial instruments (Cont’d)
(iv)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in income statement over the period of the borrowings using the effective interest method.

(v)	Trade and other payables

Trade and other payables are stated at amortised cost using effective interest method where the effect of discounting would be material.
(j)	Impairment loss

At each balance sheet date, the Group reviews internal and external sources of information to determine whether the carrying amounts of its tangible and intangible assets (other than goodwill) have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its fair value less costs to sell and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(k)	Inventories

Inventories comprise raw materials, work-in-progress and finished goods and are stated at the lower of cost and net realisable value. Costs comprise all costs of purchase, direct labour, and an appropriate proportion of all production overhead and other costs incurred in bringing the inventories to their present location and condition. Costs, are calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses which are calculated by the specific identification basis. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2. PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(l)	Cash and cash equivalents and short-term bank deposits

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into know amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Deposits with banks or other financial institutions with maturity more than three months at acquisition are classified as short-term deposits.

(m)	Provisions

Provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. Expenditure for which a provision has been recognised is charged against the related provision in the year in which the expenditure is incurred. Provisions are revised at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation. Where the Group expects a provision is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. Minibuses are sold with 24-month or 50,000 kilometres (2004: Same) first-to-occur limited warranty. Zhonghua sedans are sold with 36-month or 60,000 kilometres (2004: Same) first-to-occur limited warranty. Zunchi sedans are sold with 10-year or 200,000 kilometres (2004: Nil) first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labour covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognised, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reviewed periodically in light of actual experience.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2. PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(m)	Provisions (Cont’d)

The reconciliation of the changes in the provision of warranty for the year is as follows:

	2005	2004
	RMB’000	RMB’000

Balance at 1st January,	21,058	23,643
Accrual for warranties issued during the year	32,396	45,088
Settlement made during the year	(30,994)	(47,673)

Balance at 31st December,	22,460	21,058

(n)	Government grants

Conditional government grants are recognised in the balance sheet initially as deferred government grants when there is reasonable assurance that the grants will be received and that the Group will comply with the conditions attached. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of construction-in-progress, property, plant and equipment and land lease prepayments are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

Unconditional grant is recognised in the income statement as revenue when the grant becomes receivable.
(o)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2. PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(p)	Employee benefits
(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii)	Bonus plans

Bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Pension obligations

The Group’s contributions to defined contribution retirement plans administered by the government of the PRC are recognised as an expense in the consolidated income statement. The assets of the schemes are held separately from those of the Group in independently administered funds. Further information is set out in Note 36.

Contributions made to the Mandatory Provident Fund Scheme for the Group’s employees in Hong Kong are charged to income statement when incurred.

(iv)	Share options granted to directors and employees

The fair value of services received determined by reference to the fair value of share options granted at the grant date is charged to income statement on a straight-line basis over the vesting period with a corresponding increase in capital reserve in equity.

At the time when the share options are exercised, the amount previously recognised in capital reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognised in capital reserve will be transferred to retained earnings.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2. PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(q)	Income tax

Income tax on the income statement for the year comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.
(r)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2. PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(s)	Revenue recognition
Revenue is recognised when it is probable that the economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably, and on the following bases:
(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(iv)	Subsidy income

Accounting policy for recognition of subsidy income is set out in note 2(n) to the financial statements.
(t)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

All other borrowing costs are charged to income statement in the period in which they are incurred.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
2. PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(u)	Segment reporting

In accordance with the Group’s internal financial reporting, management has determined that business segments be presented as the primary reporting format. As the whole of the Group’s sale and manufacture is located in the PRC, management considered that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, property, plant and equipment, land lease prepayments, construction-in-progress, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities and exclude corporate liabilities. Capital expenditure comprises additions to long-term prepayments, intangible assets, property, plant and equipment, land lease prepayments and construction-in-progress.
(v)	Related parties

A party is related to the Group if:
(i)	directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group;

(ii)	the party is an associate of the Group;

(iii)	the party is a joint venture in which the Group is a venturer;

(iv)	the party is a member of the key management personnel of the Group or its shareholders;

(v)	the party is a close member of the family of any individual referred to in (i) or (iv);

(vi)	the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (iv) or (v); or

(vii)	the party is a post-employment benefit plan for the benefit of employees of the Group, or any entity that is a related party of the Group.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
3. CHANGES IN ACCOUNTING POLICIES
The HKICPA has issued a number of new HKFRSs and HKASs and Interpretations, which are generally effective for accounting periods beginning on or after 1st January, 2005. The Group has adopted the following HKFRSs and HKASs which are pertinent to its operations and have an effect on the current period or any prior period. The 2004 comparatives have been restated as required, in accordance with the relevant requirements.

HKAS 1	Presentation of financial statements
HKAS 17	Leases
HKAS 21	The effects of changes in foreign exchange rates
HKAS 27	Consolidated and separate financial statements
HKAS 32	Financial instruments: disclosure and presentation
HKAS 36	Impairment of assets
HKAS 37	Provisions, contingent liabilities and contingent assets
HKAS 38	Intangible assets
HKAS 39	Financial instruments: recognition and measurement
HKFRS 2	Share-based payment
HKFRS 3	Business combinations
These HKFRSs and HKASs prescribe new accounting measurement and disclosure practices. The major effects of the adoption of these HKFRSs and HKASs on the Group’s accounting policies and on amounts disclosed in the financial statements are summarised as follows:
(a)	The adoption of HKAS 17 has resulted in a change in accounting policy relating to the classification of leasehold land. Leasehold land and buildings were previously carried at cost less accumulated depreciation and accumulated impairment losses. Following the adoption of HKAS 17, a lease of land and building is split into a lease of land and a lease of building in proportion to the relative fair values of the leasehold interests in the land element and the building element of the lease at the inception of the lease. Premiums paid for acquiring the land are treated as operating leases and stated at cost and amortised on a straight-line basis over the period of the lease. The amortisation charge is recognised in the income statement immediately. Any buildings held for own use which are situated on such leasehold land continue to be accounted for as a part of property, plant and equipment.

HKAS 17 has been adopted retrospectively. At 1st January, 2004 and 31st December, 2004, land use rights with net book values of RMB71,972,000 and RMB76,126,000 respectively, was reclassified from property, plant and equipment to land lease prepayments.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
3. CHANGES IN ACCOUNTING POLICIES (Cont’d)
(b)	In prior years, no amounts were recognised when employees, including directors, were granted options to purchase shares of the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option’s exercise price receivable.

With effect from 1st January, 2005, in order to comply with HKFRS 2, the Group recognises the fair value of such share options as an expense in the income statement, or as an asset, if the cost qualifies for recognition as an asset under the Group’s accounting policies. A corresponding increase is recognised in the capital reserve within equity.

Where the employees are required to meet vesting conditions before they become entitled to the options, the Group recognises the fair value of the options granted over the vesting period. Otherwise, the Group recognises the fair value in the period in which the options are granted.

If an employee chooses to exercise options, the related capital reserve is transferred to share capital and share premium, together with the exercise price. If the options lapse unexercised, the related capital reserve is transferred directly to retained earnings.

The new accounting policy has been applied retrospectively. However, the Group has taken advantage of the transitional provisions set out in the paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to the following grants of options:
(i)	all options granted to employees on or before 7th November, 2002; and

(ii)	all options granted to employees after 7th November, 2002 but which had vested before 1st January, 2005.
As all the existing outstanding share options of the Company were granted before 7th November, 2002, the adoption of HKFRS 2 has no effect to the financial statements of the Group by taking advantage of the transitional provisions.

(c)	The adoption of HKFRS 3, HKAS 36 and HKAS 38 has resulted in a change in the accounting policy for goodwill. In prior years, the Group’s positive goodwill arising from acquisitions was capitalised and amortised on a straight-line basis over its expected useful life and was subject to impairment testing when there were indications of impairment.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
3. CHANGES IN ACCOUNTING POLICIES (Cont’d)
(c)	(Cont’d)

With effect from 1st January, 2005, in accordance with HKFRS 3 and HKAS 36, the Group no longer amortises positive goodwill. Instead, such goodwill is tested annually for impairment, including in the year of its initial recognition, as well as when there are indications of impairment. Impairment losses are recognised when the carrying amount of the cash generating unit to which the goodwill has been allocated exceeds its recoverable amount.

The new policy in respect of positive goodwill has been applied prospectively in accordance with the transitional arrangements under HKFRS 3. As a result, comparative amounts have not been restated, the cumulative amount of amortisation at 1st January, 2005 has been offset against the cost of the goodwill and no amortisation charge for goodwill has been recognised in the consolidated income statement. The adoption of this new policy reduced the net loss for the year by RMB22,217,000.

(d)	With effect from 1st January, 2005, in order to comply with HKAS 21, any goodwill mentioned in note 2(e) (i) arising from the acquisition of a foreign operation is treated as an asset of the foreign operation. Thus it is expressed in the functional currency of that foreign operation and is retranslated at the closing rate at each balance sheet date. Any resulting exchange difference is recognised directly in the reserve, together with any other differences arising from the translation of the net assets of the foreign operation.

In accordance with the transitional provisions in HKAS 21, this new policy has not been adopted retrospectively and will only be applied to acquisitions occurring on or after 1st January, 2005. As the Group has not acquired any new foreign operations since that date, the change in policy has had no impact on the financial statements for the year.

Other requirements of HKAS 21 have already been adopted by the Group and there is no material effect to the financial statements.

(e)	In prior years, the Group’s accounting policy for investment in equity securities, which are now classified as available-for-sale financial assets, held on a continuing basis with an identified long-term purpose are stated at cost less provision for impairment loss that is expected to be other than temporary.

With the adoption of HKAS 39 with effect from 1st January, 2005, all non-trading investments are classified as available-for-sale financial assets. They are carried at fair value and the changes in fair value are recognised in equity. If there is objective evidence that an individual investment has been impaired, any amount held in the investment revaluation reserve in respect of the investment is transferred to the income statement for the period in which the impairment is identified. Any subsequent increase in the fair value of the available-for-sale financial assets is recognised directly in equity.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
3. CHANGES IN ACCOUNTING POLICIES (Cont’d)
(e)	(Cont’d)

Available-for-sale financial assets which are unquoted and the fair value cannot be measured reliably are carried at cost less impairment. Such impairment is recognised in the income statement and are not reversed in the subsequent period.

This change was adopted by way of an adjustment to increase the opening balance of investment revaluation reserve at 1st January, 2005 by RMB15,410,000. No comparative amounts have been restated as this is prohibited by the transitional arrangements in HKAS 39. The adoption of the new policy decreased the fair value of the available-for-sale financial assets at 31st December, 2005 by RMB27,227,000.

(f)	In prior years, the Group’s convertible bonds were stated in the balance sheet at face value plus accreted redemption premium, and the issuing costs were capitalised as deferred expenses and amortised over the term of the bonds. With effect from 1st January, 2005, in accordance with HKAS 39, convertible bonds issued, net of issuing costs, are split into their liability and equity components.

At initial recognition, the liability component is measured at its fair value and the equity component is assigned the residual amount after deducting fair value of the financial liability component from the fair value of the convertible bond as a whole.

The liability component is subsequently carried at amortised cost. The equity component is recognised in the equity until the bond is either converted (in which case it is transferred to share premium) or the bond is redeemed (in which case it is released directly to retained earnings).

The change was adopted by way of the opening balance adjustments. Accordingly, the opening balance of equity at 1st January, 2005 increased by RMB114,205,000 and retained earnings decreased by RMB44,134,000. In accordance with HKAS 32, comparative amounts have been restated.

As a result of the adoption of this new policy, net loss for the year increased by RMB43,575,000.

(g)	From 1st January, 2005 onward, the Group measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of Statement of Standard Accounting Practice 24 Accounting for investment securities) at amortised cost using effective interest rate method in accordance with the requirements of HKAS 39.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
3.	CHANGES IN ACCOUNTING POLICIES (Cont’d)
(h)	In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as a deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the consolidated income statement as a deduction before arriving at the profit attributable to shareholders.

With effect from 1st January, 2005, in order to comply with HKAS 1 and HKAS 27, minority interests at the balance sheet date are presented on consolidated balance sheet in equity, separately from the equity attributable to the equity holders of the Company, and minority interests in the results of the Group for the year are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity holders of the Company.

(i)	In prior years, the Group’s share of taxation of associates and jointly controlled entities accounted for using the equity method was included as part of the Group’s income tax in the consolidated income statement. With effect from 1st January, 2005, in accordance with the implementation guidance in HKAS 1, the Group has changed the presentation and includes the share of taxation of associates and jointly controlled entities accounted for using the equity method in the respective shares of results reported in the consolidated income statement before arriving at the Group’s profit or loss before taxation. These changes in presentation have been applied retrospectively with comparatives restated.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
3A.	SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the consolidated balance sheet and consolidated income statement for the current and prior year are as follows:

	Consolidated		Consolidated
	Balance Sheet		Income Statement
	2005	2004	2005	2004
	RMB’000	RMB’000	RMB’000	RMB’000

HKAS 17 in respect of land lease prepayments
Decrease in property, plant and equipment	(124,157)	(76,126)	—	—
Increase in land lease prepayments	124,157	76,126	—	—
Decrease in depreciation	—	—	3,886	2,369
Increase in amortisation of land lease prepayments	—	—	(3,886)	(2,369)

HKAS 32 and HKAS 39 in respect of convertible bonds
Decrease in deferred expenses — current & non-current portions	(25,273)	(34,193)	—	—
Decrease in convertible bonds	51,769	148,398	—	—
Increase in equity component of convertible bonds	(114,205)	(114,205)	—	—
Decrease in retained earnings	87,709	—	—	—
Decrease in amortisation of deferred expenses	—	—	8,920	—
Decrease in accreted redemption premium	—	—	12,419	—
Increase in amortised finance cost	—	—	(64,914)	—

HKAS 39 in respect of available-for-sale financial assets
Decrease in investment securities	(34,501)	—	—	—
Increase in available-for-sale financial assets	22,684	—	—	—
Decrease in investment revaluation reserve	11,817	—	—	—

HKFRS 3, HKAS 36 and HKAS 38 in respect of goodwill
Decrease in amortisation of goodwill in subsidiaries	—	—	24,290	—
Decrease in amortisation of goodwill in jointly controlled entities	—	—	21,486	—
Decrease in amortisation of goodwill in associates	—	—	1,777	—
Increase in impairment on goodwill of a subsidiary	—	—	(9,563)	—
Increase in impairment on goodwill of a jointly controlled entity	—	—	(15,773)	—

Total effect	—	—	(21,358)	—

Effect to basic and diluted loss per share (RMB)			(0.0058)	—

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
4.	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS NOT YET EFFECTIVE FOR THE YEAR

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the current accounting year and which have not been early adopted in these financial statements:

Effective for
accounting periods
beginning on or after

HKFRS 6, Exploration for evaluation of mineral resources	1st January, 2006
HK(IFRIC) 4, Determining whether an arrangement contains a lease	1st January, 2006
HK(IFRIC) 5, Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds	1st January, 2006
HK(IFRIC) 6, Liabilities arising from participating in a specific market — Waste electrical and electronic equipment	1st December, 2005
HK(IFRIC) 7, Applying the restatement approach under HKAS 29, financial reporting in hyperinflationary economies	1st March, 2006
Amendment to HKAS 19, Employee benefits — Actuarial gains and losses, group plans and disclosures	1st January, 2006
Amendment to HKAS 39, Financial instruments:
Recognition and measurement:
— Cash flow hedge accounting of forecast intragroup transactions	1st January, 2006
— The fair value option	1st January, 2006
— Financial guarantee contracts	1st January, 2006
Amendment to HKAS 21, The effects of changes in foreign exchange rate:	1st January, 2006;
Net investment in a foreign operation
HKFRS 7, Financial instruments: Disclosures	1st January, 2007
Amendment to HKAS 1, Presentation of financial statements: Capital disclosures	1st January, 2007
The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of HKFRS 6, HK(IFRIC) 5, 6 and 7 are not applicable to any of the Group’s operations. The Group is not yet in a position to determine the impact on the financial position of the Group on the adoption of the rest of them although the Group does not expect they will have a material effect on the results of operations.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
5.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the accounting policies set out in note 2, management is required to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key source of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are also discussed below.

Depreciation and amortisation

The Group’s net book value of property, plant and equipment at 31st December, 2005 was approximately RMB3,901 million. The Group depreciates the property, plant and equipment on a straight line basis, after taking into account their estimated residual value, at the rates of 5% to 20% per annum, commencing from the date the equipment is available for use. The estimated useful life reflects the directors’ estimate of the periods that the Group intend to derive future economic benefits from the use of the Group’s property, plant and equipment.

Impairment test of assets

The Group determines whether an asset is impaired at least on annual basis or where an indication of impairment exists. This requires an estimation of the value in use of the asset. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

The details of the basis and assumptions in estimating the recoverable amounts of the Group’s intangible assets, goodwill in subsidiaries, associates and jointly controlled entities are set out in notes 16 (e) and 24.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
5.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Cont’d)

Allowances for inventories

The Group’s management reviews inventory aging analysis at each balance sheet date and makes allowance for obsolete and slow-moving items of inventories that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and work-in-progress based principally on the selling prices of the respective finished goods and current market conditions. The management carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

Allowances for bad and doubtful debts

The policy for allowance for the Group’s bad and doubtful debts is based on the evaluation of collectability and aging analysis of accounts. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Warranty provisions

The Group makes provisions under the warranties it gives on sale of its mini-buses and sedans and related parts taking into account the Group’s recent claim experience. As the Group is continually upgrading its product designs and launching new models it is possible that the recent claim experience is not indicative of future claims that it will receive in respect of past sales. Any increase or decrease in the provision would affect profit or loss in future years. Details of provisions are set out in Note 2(m).

Income taxes

The Group reviews the carrying amount of deferred tax assets at each balance sheet date and reduces the amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. This requires an estimation of the availability of future taxable profits.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
6.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s major financial instruments include trade and notes receivable, other receivables, trade and notes payables, other payables, convertible bonds and interest-bearing borrowings. Details of the policies on how to mitigate the risks from these financial instruments are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.
(i)	Currency risk

All operating subsidiaries, associates and jointly controlled entities of the Group operate in the PRC and trade and other receivables are largely denominated in Renminbi. Although certain trade and other payables are denominated in foreign currencies such as Japanese Yen, U.S. Dollar and Euro for purchases of equipment and components from overseas, the amounts are not considered significant to the total trade and other payables. The recent appreciating trend of Renminbi versus the Japanese Yen, U.S. Dollar or Euro made purchases of foreign-produced components and payments denominated in foreign currency less expensive for the Group in terms of Renminbi, thereby marginally improving its results of operations.

Similarly, the cost in Renminbi terms for potential redemption of the US$200 million zero coupon convertible bonds in 2006 would be lower. A devaluation of the Renminbi would have the opposite effect.

(ii)	Interest rate risk

The Group’s exposure to market risk for changes in interest rates relates primarily to the Group’s interest-bearing bank loans and discounted bank guaranteed notes.

Funds not required by the Group in the short-term are kept as temporary demand or time deposits in commercial banks and the Group does not hold any market risk-sensitive instruments for speculative purposes.

Interest rate risk from borrowings is generally lowered by the issue of long-term convertible bonds with fixed coupon rate for long-term funding requirements as compared with bank borrowings with floating interest rate.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
6.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont’d)
(iii)	Credit risk

The Group’s credit risk primarily consists of receivable from a variety of customers including state and local agencies, municipalities and private industries.

In order to minimise credit risk, credit history and background of new customers are checked and securities deposits are usually obtained from major customers. Credit limits with credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follow up collection with customers. Customers considered to be high risk are traded on cash basis or when bank guaranteed notes are received.

The Group reviews regularly the recoverable amount of each individual receivable and adequate provision is made for balance determined to be not recoverable.

The Group has no significant concentration of credit risk except that about 35% of accounts and notes receivable were due from Shanghai Shenhua Holdings Co., Ltd.

In 2005, the sales to Shanghai Shenhua Holdings Co., Ltd. accounted for 26% of total sales of the Group.

(iv)	Liquidity risk

At 31st December, 2005, the Group had net current liabilities of approximately RMB909 million which include convertible bonds of approximately RMB1,590 million subject under their terms to redemption at the option of the bond holders on 28th November, 2006. Therefore, the Group is exposed to liquidity risk. Management manages the exposure by obtaining financing for repaying the convertible bond that are expected to be repaid in due course and for additional working capital. Details of the Group’s financing plans are disclosed in note 2(c).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
7.	TURNOVER, REVENUE AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2005	2004
	RMB’000	RMB’000

		(Restated)
Turnover
Sales of minibuses and automotive components	4,605,850	5,217,426
Sales of sedans	863,140	1,324,572

	5,468,990	6,541,998

Other revenue
Subsidy income	3,139	1,815
Others	132,793	109,344

	135,932	111,159

Interest income (Note 9)	60,189	58,800

Total revenues	5,665,111	6,711,957

In accordance with the Group’s internal financial reporting, the Group determined that business segments be presented as the only reporting format.

The Group operates in the PRC under the following three main business segments:
(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
7.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2005

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	4,837,379	863,140	—	5,700,519
Intersegment sales	(231,529)	—	—	(231,529)

	4,605,850	863,140	—	5,468,990

Segment results	201,403	(643,318)	—	(441,915)
Impairment losses on intangible assets	—	(300,000)	—	(300,000)
Impairment loss on goodwill in a subsidiary	(50,000)	—	—	(50,000)
Unallocated costs				(59,835)

Operating loss				(851,750)
Interest income				60,189
Interest expense				(234,849)
Share of results of:
Associates	—	28,387	668	29,055
Jointly controlled entities	(11,642)	—	31,582	19,940
Impairment loss on goodwill in a jointly controlled entity	(179,030)	—	—	(179,030)

Loss before taxation				(1,156,445)
Taxation				(89,097)

Loss for the year				(1,245,542)

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
7.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2005 (Cont’d)

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	8,608,811	4,387,245	—	12,996,056
Interests in associates	—	344,070	13,826	357,896
Interests in jointly controlled entities	538,853	—	601,478	1,140,331
Unallocated assets				312,663

Total assets				14,806,946

Segment liabilities	5,470,107	888,963	—	6,359,070
Unallocated liabilities				1,730,426

Total liabilities				8,089,496

Other disclosures:
Capital expenditure	183,787	537,361	—	721,148
Depreciation of property, plant and equipment	257,112	140,528	—	397,640
Amortisation of land lease prepayments	3,021	865	—	3,886
Amortisation of intangible assets	4,883	154,037	—	158,920
Impairment losses on property, plant and equipment	48,299	—	—	48,299
Impairment losses on intangible assets	—	300,000	—	300,000
Impairment loss on goodwill in a subsidiary	50,000	—	—	50,000
Impairment loss on goodwill in a jointly controlled entity	179,030	—	—	179,030

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
7.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2004

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

	(Restated)	(Restated)	(Restated)	(Restated)
Segment sales	5,546,263	1,324,572	—	6,870,835
Intersegment sales	(328,837)	—	—	(328,837)

	5,217,426	1,324,572	—	6,541,998

Segment results	517,998	(596,667)	—	(78,669)
Impairment losses on intangible assets	—	(300,000)	—	(300,000)
Unallocated costs				(58,754)

Operating loss				(437,423)
Interest income				58,800
Interest expense				(182,458)
Share of results of:
Associates	—	55,887	(679)	55,208
Jointly controlled entities	28,179	—	19,611	47,790

Loss before taxation				(458,083)
Taxation				50,324

Loss for the year				(407,759)

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
7.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2004 (Cont’d)

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

	(Restated)	(Restated)	(Restated)	(Restated)
Segment assets	10,907,084	5,055,436	—	15,962,520
Interests in associates	—	358,828	13,157	371,985
Interests in jointly controlled entities	822,837	—	575,298	1,398,135
Unallocated assets				36,949

Total assets				17,769,589

Segment liabilities	7,325,527	721,854	—	8,047,381
Unallocated liabilities				1,659,767

Total liabilities				9,707,148

Other disclosures:
Capital expenditure	228,362	1,002,524	—	1,230,886
Depreciation of property, plant and equipment	205,100	158,052	—	363,152
Amortisation of land lease prepayments	—	2,369	—	2,369
Amortisation of intangible assets and goodwill	48,458	225,136	—	273,594
Impairment losses on property, plant and equipment	10,000	—	—	10,000
Impairment losses on intangible assets	—	300,000	—	300,000

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
8.	OPERATING LOSS

Operating loss is stated after charging and crediting the following:

		2005	2004
	Note	RMB’000	RMB’000
			(Restated)
Charging:

Depreciation of property, plant and equipment	18	397,640	363,152
Amortisation of land lease prepayments	20	3,886	2,369
Amortisation of goodwill included in:
— General and administrative expenses		—	24,290
— Share of results of:
— Associates		—	1,777
— Jointly controlled entities		—	21,486
Amortisation of intangible assets (a)	16	158,920	226,041
Amortisation of deferred expenses (b)		—	8,920
Impairment losses on property, plant and equipment (b)	18	48,299	10,000
Staff costs (excluding directors’ emoluments)	14	321,478	322,990
Cost of inventories		4,964,761	5,487,043
Provision for inventories		105,465	66,832
Provision for doubtful debts:
— Accounts receivable		1,176	2,527
— Other receivables		42,252	29,631
— Advances to affiliated companies		7,275	1,975
— Amounts due from affiliated companies		5,000	15,000
Bad debts written-off		3,158	6,346
Auditors’ remunerations		3,586	5,270
Exchange loss, net		—	6,011
Research and development costs		99,703	176,434
Training expenses		1,169	1,820
Operating lease charges in respect of:
— Land and buildings		16,149	15,816
— Machinery and equipment		213	13,242
Loss on disposal of property, plant and equipment, net		—	9,710
Loss on disposal of construction-in-progress		—	2,809

(a)	included in cost of sales

(b)	included in general and administrative expenses

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
8.	OPERATING LOSS (Cont’d)

	2005	2004
	RMB’000	RMB’000
		(Restated)
Crediting:

Gain on disposals of property, plant and equipment, net	341	—
Gain on disposal of a jointly controlled entity	2,098	—
Write back of provision for inventories sold	39,638	15,522
Write back of provision of doubtful debts:
— Accounts receivable	528	1,000
— Other receivables	6,931	—
Write back of provision of impairment loss on investment securities	—	13,058
Exchange gain, net	21,487	—

9.	INTEREST INCOME

	2005	2004
	RMB’000	RMB’000
		(Restated)

Interest income from bank deposits	60,189	58,800

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
10. INTEREST EXPENSE

	2005	2004
	RMB’000	RMB’000
		(Restated)
Interest expense on
Bank loans wholly repayable within one year	14,738	756
Discounted bank guaranteed notes	161,743	169,820
Convertible bonds	64,914	12,401
Finance lease obligations	17,329	17,850
Less: Interest expense capitalised in construction-in-progress at a rate of 3.3% (2004: 4.2%) per annum (Note 19)	(23,875)	(18,369)

	234,849	182,458

11.	TAXATION

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged (credited) to the consolidated income statement represents:

	2005	2004
	RMB’000	RMB’000
		(Restated)
Current tax
Hong Kong profits tax	—	—
PRC enterprise income tax
Current year	32,128	11,340
Overprovision in prior year	(44,250)	—

	(12,122)	11,340
Deferred taxation
Deferred taxation relating to the origination and reversal of temporary differences (Note 35)	101,219	(61,664)

Total income tax expense (income) in the consolidated income statement	89,097	(50,324)

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
11.	TAXATION (Cont’d)

Reconciliation between tax expense (income) and accounting loss using the weighted average taxation rate of the companies within the Group is as follows:

	2005	2004
	RMB’000	RMB’000
		(Restated)
Loss before taxation	(1,156,445)	(458,083)

Calculated at a weighted average statutory taxation rate in the PRC of 9.96% (2004: 19.07%)	(115,217)	(87,334)
Effect of tax holiday	(36,715)	(81,347)
Expenses not deductible for taxation purpose	56,495	56,897
De-recognition of previously recognised deferred tax assets	101,219	—
Unrecognised temporary differences	26,587	—
Unrecognised tax losses	100,978	61,460
Overprovision in prior year	(44,250)	—

Tax expense (income) for the year	89,097	(50,324)

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profit for the year.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
11.	TAXATION (Cont’d)

Income Tax (Cont’d)

Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive was 15% for the year ended 31st December, 2005 (2004:15%).

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”) and Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”) are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing was 16.5% for the year ended 31st December, 2005 (2004: 16.5%).

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”) and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”) are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Dongxing Automotive were 16.5% for the year ended 31st December, 2005 (2004: 16.5%).

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. During 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encourage industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, during 2004 to 2010, the applicable state income tax rate for Mianyan Ruian is 15%. In addition, Mianyang Ruian is also exempted from state and local enterprise income taxes for two years starting from the first profitable year in 2001 followed by a 50% reduction of enterprise income tax for the next three years. Mianyang Ruian is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Mianyang Ruian was 7.5% for the year ended 31st December, 2005 (2004: 7.5%).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
11.	TAXATION (Cont’d)

Income Tax (Cont’d)

Shenyang ChenFa Automobile Component Co., Ltd. (“Shenyang ChenFa”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In current year, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Shenyang ChenFa is exempted from state enterprise income tax for two years starting from the first profitable year in 2004 followed by 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Shenyang ChenFa was 0% for the year ended 31st December, 2005 (2004: 0%).

Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17% (2004: 17%).

Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 8% in 2005.

12.	(LOSS) PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated (loss) profit attributable to the equity holders of the Company includes a profit of approximately RMB184.2 million (2004: RMB467.3 million) dealt with in the financial statements of the Company.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
13.	DIVIDENDS

	2005	2004
	RMB’000	RMB’000

2005 interim dividends of nil (2004: HK$0.005) per ordinary share	—	19,450
Proposed final dividends of nil (2004: HK$0.005) per ordinary share	—	19,450

	—	38,900

14.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a) Staff costs (excluding directors’ emoluments)

	2005	2004
	RMB’000	RMB’000

Wages, salaries and performance related bonuses	230,775	231,907
Pension costs — defined contribution plans	33,071	37,543
Staff welfare costs	57,632	53,540

	321,478	322,990

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
14.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(b) Executive directors’ and non-executive directors’ emoluments

The aggregate amounts of emoluments paid and payable to the directors of the Company during 2005 are as follows:

		Salaries		Pension
		and other		scheme
	Fees	benefits	Bonus	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2005
Executive directors
Mr. Wu Xiao An (also known as Mr. Ng Siu On)	—	3,978	—	13	3,991
Mr. Qi Yumin	—	—	—	—	—
Mr. He Guohua	—	358	—	—	358
Mr. Wang Shiping	—	—	—	—	—
Mr. Lei Xiaoyang	—	—	—	—	—
Mr. Lin Xiaogang	—	—	—	—	—
Mr. Hong Xing	—	1,584	—	6	1,590
Mr. Su Qiang (also known as Mr. So Keung)	—	1,208	—	5	1,213
Mr. He Tao (also known as Mr. Ho To)	—	126	—	1	127

	—	7,254	—	25	7,279

Non-executive directors
Mr. Wu Yong Cun	—	—	—	—	—
Mr. Xu Bingjin	82	—	—	—	82
Mr. Song Jian	65	—	—	—	65
Mr. Jiang Bo	103	—	—	—	103

	250	—	—	—	250

	250	7,254	—	25	7,529

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
14.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)

(b) Executive directors’ and non-executive directors’ emoluments (Cont’d)

The aggregate amounts of emoluments paid and payable to the directors of the Company during 2004 are as follows:

		Salaries		Pension
		and other		scheme
	Fees	benefits	Bonus	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2004
Executive directors
Mr. Wu Xiao An (also known as Mr. Ng Siu On)	—	3,591	—	13	3,604
Mr. Lin Xiaogang	—	—	—	—	—
Mr. Hong Xing	—	3,298	—	13	3,311
Mr. Su Qiang (also known as Mr. So Keung	—	3,277	—	13	3,290
Mr. He Tao (also known as Mr. Ho To)	—	3,160	—	12	3,172
Mr. Yang Mao Zeng	—	—	2,866	—	2,866

	—	13,326	2,866	51	16,243

Non-executive directors
Mr. Wu Yong Cun	106	—	—	—	106
Mr. Lei Xiaoyang	106	—	—	—	106
Mr. Xu Bingjin	125	—	—	—	125
Mr. Song Jian	41	—	—	—	41
Mr. Jiang Bo	—	—	—	—	—
Mr. Yi Min Li	41	—	—	—	41
Mr. Chen Jianming	—	—	—	—	—

	419	—	—	—	419

	419	13,326	2,866	51	16,662

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
14.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)
(b)	Executive directors’ and non-executive directors’ emoluments (Cont’d)

All directors of the Company are eligible for share options under the share option scheme adopted by the Company.

During both 2004 and 2005, no option was granted to any of the directors of the Company. Details of the Company’s share option schemes are disclosed in note 37(b).

During the year, no emoluments were paid to the directors as inducement to join or upon joining the Group or as compensation for loss of office (2004: Same).

No directors waived their emoluments during the year (2004: Same).

The ultimate objective of the Group’s emolument policy is to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions so as to enable the Group to attract and retain persons of high quality and experience which is essential to the success of the Group.

Employees are rewarded on a performance-related basis, and eligible for share options under the share option scheme adopted by the Group.

In determining the level of fees and other emoluments paid to directors of the Company, market rates and factors such as each director’s workload and required commitment will be taken into account:
•	Remuneration of executive directors shall comprise of a basic remuneration determined with reference to their qualifications, industry experience and responsibilities within the Group and a performance-based remuneration. In determining the performance-based remuneration of executive directors, regard will be given to the Company’s corporate goals and objectives set by the board from time to time and the performance and contribution of the individual to the Group’s overall performance.

•	Non-executive directors will be compensated with reference to their qualifications, expertise and experience and the amount of time allocated to the affairs of the Group.

•	Independent non-executive directors will be compensated with reference to the level of compensation awarded to independent non-executive directors by other companies listed on the Stock Exchange; the responsibilities assumed by such independent non-executive directors; complexity of the automobile industry and the business of the Group; goodwill and reputational value brought to the Company by the relevant independent non-executive director.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
14.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)
(b)	Executive directors’ and non-executive directors’ emoluments (Cont’d)

During the process of consideration, no individual director will be involved in decisions relating to his own remuneration.

(c)	Five highest paid individuals

Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2005	2004
	RMB’000	RMB’000

Salaries and other benefits	10,439	13,326
Performance related bonus	818	2,866
Contributions to pension schemes	38	51

	11,295	16,243

Number of directors	2	5
Number of employees	3	—

The emoluments represent the amount paid to or receivable by the individuals in the respective financial year and exclude the benefits derived from the share options granted to or exercised by the individuals (Note 37 (b)).

The emoluments of the three highest paid employees analysed by the number and emolument ranges are set out below.

	Number of employees
	2005	2004

Emoluments bands
HK$1,000,001 — HK$1,500,000	2	—
HK$2,500,001 — HK$3,000,000	1	—

	3	—

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
14.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)
(c)	Five highest paid individuals (Cont’d)

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2004: Same).
15.	(LOSS) EARNINGS PER SHARE

The calculation of basic loss per share is based on the net loss attributable to equity holders of the Company of approximately RMB649,608,000 (2004: basic earnings per share is based on net profit attributable to equity holders of the Company of RMB48,569,000), divided by the weighted average of 3,668,390,900 shares (2004: 3,668,390,900 shares) outstanding during the year.

Diluted loss per share is the same as the basic loss per share as the average market price of the Company’s shares during the year was lower than the conversion price of the Group’s convertible bonds (2004: Same) and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.

Diluted earnings per share for 2004 is calculated based on the profit attributable to equity holders of the Company of RMB48,569,000 and adjusted weighted average number of shares of the Company of 3,683,795,968 shares (basic weighted average number of shares of the Company of 3,668,390,900 plus the weighted average number of shares of 15,405,068 shares deemed to be issued at no consideration if all outstanding options had been exercised).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
16.	INTANGIBLE ASSETS

The Group

		Components
	Sedan	and parts	Sedan	Engine
	design	technology	development	development
	rights	rights	costs	costs	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

	(Note a)	(Note b)	(Note c)	(Note d)
Cost
At 1st January, 2004	681,100	820,000	—	—	3,237	1,504,337
Additions	—	—	254,059	23,919	8,006	285,984
Transfer from long-term prepayments	—	—	—	131,732	—	131,732

At 31st December, 2004	681,100	820,000	254,059	155,651	11,243	1,922,053

At 1st January, 2005	681,100	820,000	254,059	155,651	11,243	1,922,053
Additions	—	—	85,789	49,687	9,380	144,856

At 31st December, 2005	681,100	820,000	339,848	205,338	20,623	2,066,909

Accumulated amortisation and impairment losses
At 1st January, 2004	154,058	127,792	—	—	2,011	283,861
Amortisation	97,300	127,792	—	—	949	226,041
Impairment losses (Note e)	103,000	136,000	61,000	—	—	300,000

At 31st December, 2004	354,358	391,584	61,000	—	2,960	809,902

At 1st January, 2005	354,358	391,584	61,000	—	2,960	809,902
Amortisation	66,575	87,298	—	—	5,047	158,920
Impairment losses (Note e)	89,000	116,000	95,000	—	—	300,000

At 31st December, 2005	509,933	594,882	156,000	—	8,007	1,268,822

Net book value At 31st December, 2005	171,167	225,118	183,848	205,338	12,616	798,087

At 31st December, 2004	326,742	428,416	193,059	155,651	8,283	1,112,151

Notes:

(a)	Sedan design rights represent acquired rights, titles and interest in certain design and engineering agreements and technical assistance agreement in relation to Zhonghua sedans.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
16.	INTANGIBLE ASSETS (Cont’d)

The Group (Cont’d)
(b)	Components and parts technology rights represent rights, titles and interests in the interior design of the components and spare parts of Zhonghua sedans injected by a joint venture partner as capital into a subsidiary of the Company in 2004.

(c)	Sedan development costs represent costs of development of a new model of Zhonghua sedans in progress. As the new model has not been put into commercial production at 31st December, 2005, no amortisation is provided.

(d)	Engine development costs represent the costs incurred in developing the Group’s first own engine. The costs include fees for design and development of the engine paid to FEV Motorentechnik GmbH, an internationally-recognised leader in the design and development of internal combustion engines, as well as self incurred development costs.

(e)	Due to the operations in the manufacture and sale of Zhonghua sedans had continuously resulted in loss, the Group critically assessed the recoverable amounts of the intangible assets in relation to Zhonghua sedans mentioned in (a) to (c) on the basis of value in use calculations. The value in use calculations use cash flow projections covering a 5-year period approved by the Group’s management. There are a number of assumptions used in estimating the recoverable amounts of the relevant intangible assets which have been determined based on past performance and management’s expectations for market developments. Key assumptions include an estimated sales volume of approximately 30,000 units of sedans in 2006, and thereafter, projection by average 25% growth rate, as well as discount rates of 9%, to reflect the risks involved. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections.
The Company

The intangible assets of the Company represent the engine design and development costs paid.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
17.	GOODWILL

	2005	2004
	RMB’000	RMB’000

Cost, net of amortisation

At 1st January,	345,529	365,884
Additions	—	3,935
Amortisation charges	—	(24,290)

At 31st December,	345,529	345,529

Accumulated impairment loss
Provision for the year and at 31st December,	50,000	—

Net book value
At 31st December,	295,529	345,529

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
18.	PROPERTY, PLANT AND EQUIPMENT

The Group

				Furniture,
			Machinery	fixtures and
	Land use		and	office	Motor
	rights	Buildings	equipment	equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
At 1st January, 2004
As previously stated	84,575	1,035,787	3,083,992	293,035	93,867	4,591,256
Reclassified to land lease prepayments (Note 3(a) and 20)	(84,575)	—	—	—	—	(84,575)

As restated	—	1,035,787	3,083,992	293,035	93,867	4,506,681
Additions	—	22,494	162,444	34,293	20,227	239,458
Transfer from construction-in-progress (Note 19)	—	145,954	240,604	60,676	4,451	451,685
Disposals	—	(82,836)	(47,765)	(8,032)	(16,830)	(155,463)
Reclassification	—	—	(10,259)	10,259	—	—

At 31st December, 2004	—	1,121,399	3,429,016	390,231	101,715	5,042,361

At 1st January, 2005 as restated	—	1,121,399	3,429,016	390,231	101,715	5,042,361
Additions	—	31,876	126,773	19,293	22,791	200,733
Transfer from construction-in-progress (Note 19)	—	108,213	519,373	30,098	512	658,196
Disposals	—	(6,062)	(7,706)	(8,485)	(7,612)	(29,865)
Reclassification	—	—	12,008	(12,100)	92	—

At 31st December, 2005	—	1,255,426	4,079,464	419,037	117,498	5,871,425

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
18.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

The Group

				Furniture,
			Machinery	fixtures and
	Land use		and	office	Motor
	rights	Buildings	equipment	equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Accumulated depreciation and impairment losses
At 1st January, 2004
As previously stated	12,603	170,551	924,063	90,095	40,125	1,237,437
Reclassified to land lease prepayments (Note 3 (a) and 20)	(12,603)	—	—	—	—	(12,603)

As restated	—	170,551	924,063	90,095	40,125	1,224,834
Charge for the year	—	44,002	250,277	54,396	14,477	363,152
Eliminated on disposals	—	(11,575)	(27,309)	(4,411)	(9,943)	(53,238)
Reclassifications	—	—	(1,888)	1,888	—	—
Impairment loss	—	—	10,000	—	—	10,000

At 31st December, 2004	—	202,978	1,155,143	141,968	44,659	1,544,748

At 1st January, 2005 as restated	—	202,978	1,155,143	141,968	44,659	1,544,748
Charge for the year	—	60,621	261,860	58,459	16,700	397,640
Eliminated on disposals	—	(3,133)	(6,376)	(5,791)	(5,420)	(20,720)
Reclassifications	—	—	10,473	(10,556)	83	—
Impairment loss	—	—	46,693	1,606	—	48,299

At 31st December, 2005	—	260,466	1,467,793	185,686	56,022	1,969,967

Net book value
At 31st December, 2005	—	994,960	2,611,671	233,351	61,476	3,901,458

At 31st December, 2004 (as restated)	—	918,421	2,273,873	248,263	57,056	3,497,613

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
18.    PROPERTY, PLANT AND EQUIPMENT (Cont’d)
        Notes:
(a)	All buildings are located in the PRC under a medium term leases not more than 50 years.

(b)	Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB142,556,000 (2004: RMB150,763,000) to BMW Brilliance Automotive Ltd. (“BMW Brilliance”) at a consideration of approximately RMB174,373,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement of sale includes an option for BMW Brilliance to require Shenyang Automotive to purchase back such buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings retained as assets on the balance sheet of the Group and the portion of consideration received from BMW Brilliance up to 31st December, 2005 amounting to approximately RMB74,605,000 is treated as a financing and will be partially offset against the lease rental payable in future years (Note 39(h)). The remaining balance of approximately RMB99,768,000 will be received from BMW Brilliance and will be accounted for as additional financing.
19.    CONSTRUCTION-IN-PROGRESS

	2005	2004
	RMB’000	RMB’000

At 1st January,	789,145	570,233
Additions	323,642	673,406
Disposals	—	(2,809)
Transfer to property, plant and equipment (Note 18)	(658,196)	(451,685)

At 31st December,	454,591	789,145

Interest expense of approximately RMB23,875,000 (2004: RMB18,369,000) was capitalised in construction-in-progress during the year.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
20.   LAND LEASE PREPAYMENTS
The carrying value of land lease prepayments represents unamortised cost paid for land use rights in the PRC under medium term leases not more than 50 years. The amount to be amortised within the next twelve months after the balance sheet date amounting to RMB4,059,000 (2004: RMB3,886,000).

RMB’000

Cost
At 1st January, 2004
As previously stated	—
Reclassified from property, plant and equipment (Note 3(a) and 18)	84,575

As restated	84,575
Additions	6,523

At 31st December, 2004	91,098

At 1st January, 2005, as restated	91,098
Additions	51,917

At 31st December, 2005	143,015

Accumulated amortisation
At 1st January, 2004
As previously stated	—
Reclassified from property, plant and equipment (Note 3(a) and 18)	12,603

As restated	12,603
Charge for the year	2,369

At 31st December, 2004	14,972

At 1st January, 2005, as restated	14,972
Charge for the year	3,886

At 31st December, 2005	18,858

Net book value
At 31st December, 2005	124,157

At 31st December, 2004 (as restated)	76,126

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
21.     INTERESTS IN SUBSIDIARIES

	2005	2004
	RMB’000	RMB’000

Unlisted shares, at cost	4,236,890	4,361,090
Amounts due from subsidiaries:
— Interest bearing (Note a)	1,871,764	2,258,892
— Non-interest bearing (Note b)	1,673,352	1,321,241
Accumulated impairment losses	(25,456)	(13,640)

	7,756,550	7,927,583

     Notes:
(a)	The amounts are interest-bearing at rates ranged between 3.063% to 5.841% (2004: 5.0% to 5.841%) per annum which are unsecured and repayable within 1 to 2 years.

(b)	The amounts are unsecured, interest-free and without fixed repayment terms.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
21.    INTERESTS IN SUBSIDIARIES (Cont’d)
          Details of the Company’s principal subsidiaries at 31st December, 2005 are as follows:

				Percentage of
				equity interest/voting
	Place of	Registered capital/		right attributable
	establishment/	issued and fully		to the Company
Name of company	incorporation	paid capital	Legal structure	Directly	Indirectly	Principal activities

Shenyang Brilliance JinBei Automobile Co., Ltd.	Shenyang, the PRC	US$444,160,000	Equity joint venture	51%	—	Manufacture, assembly and sale of minibuses and sedans

Ningbo Yuming Machinery Industrial Co., Ltd.	Ningbo, the PRC	US$2,500,000	Wholly foreign owned enterprise	—	100%	Manufacture and sale of automotive components

Shenyang XingYuanDong Automobile Component Co., Ltd.	Shenyang, the PRC	US$150,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Ningbo Brilliance Ruixing Auto Components Co., Ltd.	Ningbo, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Mianyang Brilliance Ruian Automotive Components Co., Ltd.	Mianyang, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Shenyang Brilliance Dongxing Automotive Component Co., Ltd.	Shenyang, the PRC	RMB12,000,000	Wholly foreign owned enterprise	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans

Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	RMB10,000,000	Equity joint venture	—	75.5%	Trading of automotive components

Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	RMB155,032,500	Equity joint venture	—	60.8%	Investment holding

China Brilliance Automotive Components Group Limited	Bermuda	US$12,000	Company with limited liabilities	100%	—	Investment holding

Southern State Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Beston Asia Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
21.     INTERESTS IN SUBSIDIARIES (Cont’d)

				Percentage of
				equity interest/voting
	Place of	Registered capital/		right attributable
	establishment/	issued and fully		to the Company
Name of company	incorporation	paid capital	Legal structure	Directly	Indirectly	Principal activities

Pure Shine Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Key Choices Group Limited	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Investment holding

Brilliance China Automotive Finance Ltd.	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Financing

Shenyang ChenFa Automobile Component Co., Ltd.	Shenyang, the PRC	US$8,000,000	Wholly foreign owned enterprise	100%	—	Development, Manufacture and sale of engines components

Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	99%	Investment holding

Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	98.01%	Investment holding

Shanghai Hidea Auto Design Co., Ltd.	Shanghai, the PRC	US$2,000,000	Equity joint venture	—	63.25%	Design of automotive

Shenyang Brilliance Power Train Machinery Co., Ltd.	Shenyang, the PRC	US$29,900,000	Equity joint venture	49%	26.01%	Dormant and intended for manufacture and sale of power train
Except the subsidiaries incorporated in Bermuda or the British Virgin Islands which principally operate in Hong Kong, all other subsidiaries principally operate in the PRC.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
22.     INTERESTS IN ASSOCIATES

	2005	2004
	RMB’000	RMB’000

Share of net assets other than goodwill	331,242	345,331
Goodwill, net of accumulated amortisation	26,654	26,654

	357,896	371,985

    Details of the Group’s associates at 31st December, 2005 are as follows:

				Percentage of
				equity
	Place of principal	Registered		interest/voting
	operations and	capital/issued and		right held
Name of company	establishment	paid up capital	Legal structure	indirectly	Principal activities

Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) (Note)	Shenyang, the PRC	RMB738,250,000	Equity joint venture	12.77%	Manufacture and sale of automotive engines

Chongqing FuHua Automotive Sales Service Co., Ltd.	Chongqing, the PRC	RMB30,000,000	Equity joint venture	29.403%	Trading of sedans and minibuses

Chongqing Baosheng Automotive Sale and Service Co., Ltd.	Chongqing, the PRC	RMB15,000,000	Equity joint venture	29.403%	Trading of BMW sedans

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
22.     INTERESTS IN ASSOCIATES (Cont’d)
    Unaudited combined financial information of the associates for the year ended 31st December, 2005 is summarised as follows:

	2005	2004
	RMB’000	RMB’000

Non-current assets	2,020,235	1,509,527
Current assets	908,750	1,135,531
Current liabilities	(940,641)	(743,600)
Non-current liabilities	(470,967)	(396,927)

Net assets	1,517,377	1,504,531

Turnover	1,807,849	2,200,407

Net profit	131,955	275,460

Net profit attributable to the Group	29,055	55,208

Note:	On 29th September, 2005, the Group has entered into an agreement with a shareholder of Shenyang Aerospace to dispose of 2% of the Group’s interest in Shenyang Aerospace for a cash consideration of RMB50 million. The disposal is yet to be completed after the date of the financial statements.
23.     INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2005	2004
	RMB’000	RMB’000

Share of net assets other than goodwill	992,717	1,071,491

Goodwill, net of accumulated amortisation	326,644	326,644
Accumulated impairment loss (Note)	(179,030)	—

	147,614	326,644

	1,140,331	1,398,135

Note:	The amount represents impairment loss on goodwill relating to Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (Note 24).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
23.     INTERESTS IN JOINTLY CONTROLLED ENTITIES (Cont’d)
           Details of the Group’s jointly controlled entities at 31st December, 2005 are as follows:

		Registered		Percentage of
	Place of principal	capital/issued		equity interest/
	operations and	and paid up		voting right held
Name of company	establishment	capital	Legal structure	indirectly	Principal activities

Mianyang Xinchen Engine Co. Ltd.	Mianyang, the PRC	US$24,120,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	US$7,220,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance Automotive Ltd.	Shenyang, the PRC	US$174,000,000	Equity joint venture	49.005%	Manufacture and sale of BMW sedans

Note:	During the year, two jointly controlled entities, Shenyang HuaBao Automotive Sales Service Co., Ltd. and Shanghai Kowin Automobile Component Co., Ltd. had been disposed of.
Extracts of the financial information of BMW Brilliance for the year ended 31st December, 2005 based on its financial statements audited by certified public accountants other than Moores Rowland Mazars are as follows:

	2005	2004
	RMB’000	RMB’000

Non-current assets	1,269,342	1,003,859
Current assets	3,364,290	5,799,388
Current liabilities	(2,987,117)	(5,315,993)
Non-current liabilities	(420,000)	(320,000)

Net assets	1,226,515	1,167,254

Turnover	5,864,005	3,707,111

Net profit	59,260	41,542

Net profit attributable to the Group	31,582	21,764

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
23.     INTERESTS IN JOINTLY CONTROLLED ENTITIES (Cont’d)
Unaudited combined financial information of the other jointly controlled entities for the year ended 31st December, 2005 is summarised as follows:

	2005	2004
	RMB’000	RMB’000

Non-current assets	241,398	278,408
Current assets	674,354	886,520
Current liabilities	(418,630)	(619,817)

Net assets	497,122	545,111

Turnover	733,043	1,362,912

Net (loss) profit	(25,706)	93,893

Net (loss) profit attributable to the Group	(11,642)	26,026
Impairment loss on goodwill	(179,030)	—

	(190,672)	26,026

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
24.     IMPAIRMENT OF GOODWILL
The Group uses business segments as its primary segments for reporting segment information. For the purpose of impairment testing, goodwill in a subsidiary, an associate and a jointly controlled entity set out in notes 17, 22 and 23 have been allocated to the following two individual cash generating units (“CGUs”). The carrying values of goodwill, net of accumulated amortisation, at 31st December, 2005 allocated to these CGUs are as follow:

	2005			2004
	Manufacture			Manufacture
	and sale of	Manufacture		and sale of	Manufacture
	minibuses and	and sale of		minibuses and	and sale of
	automotive	Zhonghua		automotive	Zhonghua
	components	sedans	Total	components	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

A subsidiary	295,529	—	295,529	345,529	—	345,529
An associate	—	26,654	26,654	—	26,654	26,654
A jointly controlled entity	147,614	—	147,614	326,644	—	326,644

	443,143	26,654	469,797	672,173	26,654	698,827

The recoverable amounts of goodwill in the CGUs are determined based on value in use calculations. The business valuations of the subsidiary, associate and jointly controlled entity were conducted by an independent business valuer annually based on financial budgets and cash flow projections approved by the Group’s management covering a five-year period.
There are a number of assumptions and estimates involved for the preparation of cash flow projections. Key assumptions include expected growth in revenues, ranging from 7.2% to 24.5%, expected gross margins, ranging from 15.7% to 20.5%, and discount rates, ranging from 12% to 18%, to reflect the risks involved. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
24.	IMPAIRMENT OF GOODWILL (Cont’d)

Based on the value in use calculations, the following impairment losses are provided for the year.

	2005			2004
	Manufacture			Manufacture
	and sale of	Manufacture		and sale of	Manufacture
	minibuses and	and sale of		minibuses and	and sale of
	automotive	Zhonghua		automotive	Zhonghua
	components	sedans	Total	components	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

A subsidiary	50,000	—	50,000	—	—	—
A jointly controlled entity (Note 23)	179,030	—	179,030	—	—	—

	229,030	—	229,030	—	—	—

As the carrying amounts of goodwill allocated to the above CGUs have been reduced to their recoverable amounts, any adverse change in the assumptions used in the calculation of recoverable amounts would trigger recognition of additional impairment loss of goodwill.
25.	PREPAYMENTS FOR A LONG-TERM INVESTMENT

On 29th December, 2003, SJAI (a 98.01% indirectly-owned subsidiary of the Company) and SXID (a 99.0% indirectly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively. SAIAM is interested in 29.9% and SXI in 11% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the acquisitions was RMB600 million and was determined after arm’s length negotiations between the parties taking into account the respective financial positions of SAIAM and SXI.

Although the acquisitions have been approved by State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the acquisitions, the Group will be effectively interested in an aggregate of approximately 40.13% of the equity interests of JinBei.

At 31st December, 2005 and 2004, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment. The directors have assessed the fair value of the underlying shares in JinBei and are satisfied that the carrying amount of the prepayments is supported by the fair value of the underlying shares by reference to a valuation conducted by an investment bank.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
26.	AVAILABLE-FOR-SALE FINANCIAL ASSETS/INVESTMENT SECURITIES

	2005	2004
	RMB’000	RMB’000

Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value (2004: at cost)	18,546	30,363

	22,684	34,501

Market value of listed equity securities	18,546	45,773

The unlisted equity investment is stated at cost less impairment losses because it does not have a quoted market price in an active market. The fair value cannot be measured reliably as the range of reasonable fair value estimates is significant and the probabilities of various estimates cannot be reasonably assessed.
27.	PLEDGED SHORT-TERM BANK DEPOSITS

Pledged short-term bank deposits at 31st December, 2005 were pledged for the following purposes.

	2005	2004
	RMB’000	RMB’000

Issue of bank guaranteed notes to trade creditors (Note)	1,450,451	2,375,191
Bank loans granted to an affiliated company of BHL	—	300,000
Bank loans granted to JinBei (Note 42(b))	311,461	102,000
Bank loans granted to the Group	170,737	—

	1,932,649	2,777,191

Note:	In addition to short-term bank deposits pledged, at 31st December, 2005, the Group also pledged bank guaranteed notes received from third parties and affiliated companies of approximately RMB238 million (2004: RMB614 million) for issue of bank guaranteed notes to third parties and affiliated companies.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
28.	INVENTORIES

	2005	2004
	RMB’000	RMB’000

Raw materials	659,742	926,962
Work-in-progress	64,312	99,892
Finished goods	501,776	663,378

	1,225,830	1,690,232
Less: provision for inventories	(179,012)	(113,184)

	1,046,818	1,577,048

At 31st December, 2005, the carrying amount of inventories that are stated at fair value less costs to sell amounted to approximately RMB340.1 million (2004: RMB241.2 million).
29.	ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2005	2004
	RMB’000	RMB’000

Less than six months	111,536	29,033
Between six months to one year	997	8,825
Between one to two years	3,081	11,452
Above two years	57,711	54,040

	173,325	103,350
Less: provision for doubtful debts	(48,367)	(47,718)

	124,958	55,632

A substantial amount of the accounts receivable are denominated in RMB. The Group’s credit policy is set out in note 6.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
30.	NOTES RECEIVABLE

All notes receivable are denominated in RMB and are primarily notes received from customers for settlement of trade receivable balances. At 31st December, 2005, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less from 31st December, 2005.

31.	OTHER RECEIVABLES

	2005	2004
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	50,510	61,839
Others	159,512	155,460

	510,022	517,299
Less: provision for doubtful debts	(78,003)	(42,682)

	432,019	474,617

All other receivables are denominated in RMB.

Note:	The amount represents an advance to SAIAM which will become a subsidiary of the Group after the completion of the acquisition of SAIAM as detailed in Note 25.
32.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2005	2004
	RMB’000	RMB’000

Less than six months	889,390	676,652
Between six months to one year	5,343	27,608
Between one to two years	24,045	3,390
Above two years	10,114	25,328

	928,892	732,978

Accounts payable with balances denominated in currencies other than RMB are considered not significant.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
33.	CONVERTIBLE BONDS

	2005	2004
	RMB’000	RMB’000

		(Restated)
Convertible bonds as previously stated	1,667,888	1,667,888
Issuing cost (Note 3(f))	(34,193)	(34,193)
Equity component reclassified to reserves (Note 3(f) and 38)	(114,205)	(114,205)
Accumulated amortised cost (Note 3(f))	109,048	—
Exchange difference arising on translation	(38,924)	—

Balance at amortised cost (2004: cost plus accreted redemption premium)	1,589,614	1,519,490

On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds (the “Bonds”) due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million at the time of issue). The Bonds are listed on the Luxembourg Stock Exchange.
The Bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share, subject to the following two events, at any time on or after 8th January, 2004, and up to and including 14th November, 2008, unless the Bonds previously have been redeemed or previously have matured.
(a)	The Bonds will mature on 28th November, 2008. At any time from 28th November, 2005 through 14th November, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the Bonds is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares of the Company on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the Bonds has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the Bonds will be redeemed at 100% of their outstanding principal amount on 28th November, 2008.

(b)	All or some of the Bonds may be redeemed at the option of the relevant holder on 28th November, 2006 at 102.27% of their principal amount. The Bonds may also be redeemed, in whole or in part, at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company. The Bonds may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted to trading in the SEHK.
At 31st December, 2005, none of the Bonds had been converted into the ordinary shares of the Company.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
33.	CONVERTIBLE BONDS (Cont’d)

The proceeds received, net of direct expenses incurred for the issuance of Bonds, by Brilliance China Automotive Finance Ltd. were advanced to the Company for purpose mentioned in Note 34.

34.	ADVANCES FROM A SUBSIDIARY

Advances from a subsidiary are unsecured, interest-free and expected not to be repaid within the next twelve months from 31st December, 2005. The advances were used to finance certain subsidiaries of the Company.

35.	DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method on balance sheet approach using the principal taxation rate of the relevant entities within the Group.

The movements on the deferred tax assets account are as follows:

	2005	2004
	RMB’000	RMB’000

At 1st January,	101,219	39,555
Deferred taxation (charged) credited to income statement (Note 11)	(101,219)	61,664

At 31st December,	—	101,219

The movements in deferred tax assets during the year are as follows:

			Provision for		Amortisation and
			impairment of		provision for
	Provisions and		property, plant and		impairment of		Research &
	accruals		equipment		intangible assets		development costs		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1st January,	50,662	30,181	1,045	2,751	43,288	6,623	6,224	—	101,219	39,555
(Charged) Credited to income statement	(50,662)	20,481	(1,045)	(1,706)	(43,288)	36,665	(6,224)	6,224	(101,219)	61,664

At 31st December,	—	50,662	—	1,045	—	43,288	—	6,224	—	101,219

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
35.	DEFERRED TAXATION (Cont’d)

At 31st December, 2005, the Group has unrecognised temporary differences and tax losses of approximately RMB852,032,000
(2004: Nil) and RMB1,239,123,000 (2004: RMB409,736,000), respectively, available to offset against future taxable profits. The unrecognised temporary differences do not expire under current legislation but the unrecognised tax losses of RMB565,939,000
(2004: RMB409,736,000) and RMB673,184,000 (2004: Nil) will be expired in year 2009 and year 2010 respectively.

36.	RETIREMENT PLAN AND EMPLOYEES’ BENEFITS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rate of 20% (2004: 20% to 23.5%) of salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly mandatory contributions to the scheme at 5% of the employees’ salary with the maximum amount of HK$1,000 by the Group and the employees per month. The retirement benefit scheme cost charged to the income statement represents contributions payable by the Group to the fund.

The Group’s contributions for staff in Hong Kong and the PRC for the year ended 31st December, 2005 were approximately RMB33.1 million (2004: RMB37.5 million).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
37.    SHARE CAPITAL AND SHARE OPTIONS
(a)	Share capital

	2005		2004
	Number of		Number of
	shares	Amount	shares	Amount
	’000	’000	’000	’000

Authorised:
Ordinary shares of US$0.01 each	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Ordinary shares of US$0.01 each
At 1st January, and 31st December,	3,668,391	RMB303,388	3,668,391	RMB303,388

(b)	Share options

Original share option scheme approved in 1999

On 18th September, 1999, the Company approved a share option scheme (the “Original Scheme”) under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
37.     SHARE CAPITAL AND SHARE OPTIONS (Cont’d)
(b)	Share options (Cont’d)

Original share option scheme approved in 1999

A summary of the movements of outstanding share options granted under the Original Scheme during the year is as follows:

	Number of share options
	2005	2004

At 1st January,	14,490,000	15,490,000
Cancelled/Lapsed during the year	(11,690,000)	(1,000,000)

At 31st December,	2,800,000	14,490,000

The outstanding share options under the Original Scheme entitle the holder to subscribe for each ordinary share of the Company at HK$1.896 for each outstanding share option, exercisable from 2nd June, 2001 to 1st June, 2011.

New share option scheme approved in 2002

On 28th June, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to Chapter 17 of the listing rules of the SEHK which came into effect on 1st September, 2001. The New Scheme came into effect on 15th July, 2002 and the original share option scheme adopted by the Company on 18th September, 1999 (as described above) was terminated. Any new share option granted after 15th July, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share option granted under the original scheme will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s shares at a price which shall not be lower than the higher of:
(i)	the closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheet on the date of the offer of grant, which must be a trading date;

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
37.     SHARE CAPITAL AND SHARE OPTIONS (Cont’d)
(b)	Share options (Cont’d)

New share option scheme approved in 2002 (Cont’d)
(ii)	the average closing price of the shares on the relevant Stock Exchange as stated in such Stock Exchange’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; and

(iii)	the nominal value of the shares.
At 31st December, 2005, no share option has been granted under the New Scheme (2004: Nil).

Call Option Agreements

On 18th December, 2002, Huachen Automotive Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interests in the Company. Completion of the Principal Agreement took place upon signing.

On 18th December, 2002, each of Mr. Wu Xiao An (also known as Mr. Ng Siu On), Mr. Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr. Ho To) (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the ordinary shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares, totalling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per Share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the general offer made to the remaining shareholders by Huachen and the Management Directors dated 18th December, 2002 (the “Offer”); and (b) the close of the Offer in accordance with the offer document issued by the offerors in respect of the Offer as required under the Hong Kong Code on Takeovers and Mergers. The Offer closed on 6th February, 2003.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
37.    SHARE CAPITAL AND SHARE OPTIONS (Cont’d)
(b)	Share options (Cont’d)

New share option scheme approved in 2002 (Cont’d)

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable within a 3-year period after the date of completion of the purchase of the relevant shares pursuant to the exercise of such option, and the share will be pledged as security in favour of Huachen until full payment of the exercise price.

None of the call options were exercised in 2005 (2004: Nil).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
38.    RESERVES
The Group

	Equity			Cumulative
	component of		Investment	translation	Dedicated	Capital	Retained
	convertible	Share	revaluation	adjustments	capital	reserve	earnings	Proposed		Minority
	bonds	premium	reserve	reserve	(Note a)	(Note b)	(Note c)	dividend	Total	interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1st January, 2004	—	2,038,423	—	39,179	112,168	120,000	4,239,609	38,885	6,588,264	1,709,886	8,298,150
Dividends declared during the year	—	—	—	—	—	—	(19,450)	19,450	—	—	—
Dividends distributed by a subsidiary	—	—	—	—	—	—	—	—	—	(121,204)	(121,204)
Profit (Loss) for the year	—	—	—	—	—	—	48,569	—	48,569	(456,328)	(407,759)
Distributions during the year	—	—	—	—	—	—	—	(58,335)	(58,335)	(83,987)	(142,322)
Transfer to dedicated capital	—	—	—	—	46,184	—	(46,184)	—	—	—	—
Acquiring interests of minority interests in a subsidiary	—	—	—	—	—	—	—	—	—	(6,064)	(6,064)
Due to minority interests reclassified from advances from affiliated companies	—	—	—	—	—	—	—	—	—	24,047	24,047
Dividends proposed subsequent to year end	—	—	—	—	—	—	(19,450)	19,450	—	—	—

At 31st December, 2004, as previously stated	—	2,038,423	—	39,179	158,352	120,000	4,203,094	19,450	6,578,498	1,066,350	7,644,848
Opening balance adjustment:
— Equity component of convertible bonds reclassified form non-current liabilities (Note 3(f) and 33)	114,205	—	—	—	—	—	—	—	114,205	—	114,205

At 31st December, 2004, as restated	114,205	2,038,423	—	39,179	158,352	120,000	4,203,094	19,450	6,692,703	1,066,350	7,759,053

At 1st January, 2005, as previously stated	—	2,038,423	—	39,179	158,352	120,000	4,203,094	19,450	6,578,498	1,066,350	7,644,848
Opening balance adjustments:
— Available-for-sale financial assets restated at fair value (Note 3(e))	—	—	15,410	—	—	—	—	—	15,410	—	15,410
— Convertible bonds restated at amortised cost (Note 3(f))	—	—	—	—	—	—	(44,134)	—	(44,134)	—	(44,134)
— Equity component of convertible bonds reclassified from non-current liabilities (Note 3(f) and 33)	114,205	—	—	—	—	—	—	—	114,205	—	114,205

At 1st January, 2005, as restated	114,205	2,038,423	15,410	39,179	158,352	120,000	4,158,960	19,450	6,663,979	1,066,350	7,730,329
Distributions during the year	—	—	—	—	—	—	—	(19,450)	(19,450)	(24,048)	(43,498)
Loss for the year	—	—	—	—	—	—	(649,608)	—	(649,608)	(595,934)	(1,245,542)
Transfer to dedicated capital	—	—	—	—	9,279	—	(9,279)	—	—	—	—
Change in fair value of available-for-sale financial assets (Note 3(e))	—	—	(27,227)	—	—	—	—	—	(27,227)	—	(27,227)

At 31st December, 2005	114,205	2,038,423	(11,817)	39,179	167,631	120,000	3,500,073	—	5,967,694	446,368	6,414,062

(a)	As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net profit as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the year ended 31st December, 2005, appropriations of approximately RMB9.3 million (2004: RMB46.2 million) to the general reserve fund were made by subsidiaries of the Company. No appropriation to the enterprise expansion fund was made by the subsidiaries (2004: Nil). Under HKFRSs, the appropriation for the staff welfare and incentive bonus fund is charged to income statement.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
38.	RESERVES (Cont’d)
(b)	In 2003, as approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalisation of paid up registered capital. Such release of dedicated capital is credited to the capital reserve.

(c)	Distributions received from the Company’s subsidiaries are denominated in U.S. Dollars and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries under HKFRSs at 31st December, 2005 amounted to approximately RMB927.1 million (2004: RMB813.9 million). The distributable profits of subsidiaries under PRC GAAP are different from the amounts reported under HKFRSs. In addition, included in the Group’s retained earnings is an amount of RMB941,000 which is non-distributable under the relevant laws and regulations in the PRC.
The Company

			Cumulative
		Investment	translation
	Share	revaluation	adjustments	Retained	Proposed
	premium	reserve	reserve	earnings	dividend	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At 1st January, 2004	2,038,423	—	39,179	3,619,281	38,885	5,735,768
Dividends declared during the year	—	—	—	(19,450)	19,450	—
Distributions during the year	—	—	—	—	(58,335)	(58,335)
Profit for the year	—	—	—	467,263	—	467,263
Dividends declared subsequent to year end	—	—	—	(19,450)	19,450	—

At 31st December, 2004	2,038,423	—	39,179	4,047,644	19,450	6,144,696

At 1st January, 2005, as previously stated	2,038,423	—	39,179	4,047,644	19,450	6,144,696
Opening balance adjustments:
— Available-for-sale financial assets restated at fair value (Note 3(e))	—	15,410	—	—	—	15,410

At 1st January, 2005, as restated	2,038,423	15,410	39,179	4,047,644	19,450	6,160,106
Change in fair value of available-for-sale financial assets (Note 3(e))	—	(27,227)	—	—	—	(27,227)
Distributions during the year	—	—	—	—	(19,450)	(19,450)
Profit for the year	—	—	—	184,178	—	184,178

At 31st December, 2005	2,038,423	(11,817)	39,179	4,231,822	—	6,297,607

The directors consider that the Company had approximately RMB4,259.2 million (2004: RMB4,106.3 million) available for distribution to shareholders.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
39.	RELATED PARTY TRANSACTIONS
(a)	Name and relationship

Name	Relationship
Shenyang JinBei Automotive Company Limited (“JinBei”)	A shareholder of Shenyang Automotive
Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company
Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in the financial statements, significant transactions with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
39.	RELATED PARTY TRANSACTIONS (Cont’d)
(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarised below:

	2005	2004
	RMB’000	RMB’000

Sales of goods:
— JinBei and its affiliated companies	69,432	38,127
— Shanghai Shenhua and its affiliated companies	1,469,402	1,895,881
— Jointly controlled entities	63,180	161,685
— Associates	7,825	44,164

Purchases of goods:
— JinBei and its affiliated companies	383,808	764,311
— Shanghai Shenhua and its affiliated companies	85,354	214,467
— Affiliated companies of BHL	66,441	89,690
— Jointly controlled entities	382,059	578,055
— Associates	142,162	320,859
— Affiliated companies of the joint venture partner of Ningbo Yuming	—	342
— Affiliated companies of the joint venture partner of Xinguang Brilliance	761	—
— A joint venture partner of Shenyang Aerospace	1,987	39,019

Consideration paid to the joint venture partner of Ningbo Yuming for acquisition further interests in Ningbo Yuming	—	10,000
Purchase of intangible asset from an affiliated company of the joint venture partner of Ningbo Yuming	—	6,940
Purchase of machinery from affiliated companies of JinBei	—	58,089
Interest to a jointly controlled entity	17,329	17,850
Operating lease rental on machinery and equipment charged by a jointly controlled entity	2,206	12,840
Operating lease rental from a jointly controlled entity	15,078	15,364
Subcontracting charge to a jointly controlled entity	112,160	178,685
Service income from a jointly controlled entity	43,671	—
Proceeds from sale of property, plant and equipment
— JinBei and its affiliated companies	—	4,407
— a jointly controlled entity	263	1,105

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
39.	RELATED PARTY TRANSACTIONS (Cont’d)
(b)	(Cont’d)

The sale and purchase transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(c)	At 31st December, 2005, amounts due from affiliated companies arising from trading activities consisted of the following:

	2005	2004
	RMB’000	RMB’000

Due from related parties:
— Shanghai Shenhua and its affiliated companies	276,763	386,710
— Affiliated companies of JinBei	62,877	58,312
— Affiliated companies of BHL	54,222	—
— Jointly controlled entities	13,380	26,643
— A joint venture partner of Shenyang Aerospace	1,505	882
— BMW Brilliance	192,185	48,581
— Trade receivable
— Consideration receivable arising from the disposal of machinery and equipment	269,003	269,003

	869,935	790,131
Less: provision for doubtful debts	(29,720)	(24,720)

	840,215	765,411

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
39.	RELATED PARTY TRANSACTIONS (Cont’d)
(c)	(Cont’d)
(ii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2005	2004
	RMB’000	RMB’000

Less than six months	474,141	403,314
Between six months to one year	26,320	3,619
Between one to two years	321,817	370,630
Over two years	47,657	12,568

	869,935	790,131

(d)	At 31st December, 2005, the notes receivable from affiliated companies arising from trading activities consisted of the following:

	2005	2004
	RMB’000	RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	9,446	22,500
— Shanghai Shenhua	328,482	601,348
— Associates	1,000	19,323
— Jointly controlled entities	42	1,972

	338,970	645,143

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 31st December, 2005.

Notes to the Financial Statements (Cont’d)
For the year ended 31 st December, 2005
39.	RELATED PARTY TRANSACTIONS (Cont’d)
(e)	At 31st December, 2005, the advances to affiliated companies consisted of:

	2005	2004
	RMB’000	RMB’000

Advances to related parties:
— Associates	7,199	2,163
— Jointly controlled entities	27	20,365
— BHL and its affiliated companies	15,273	—
— Shanghai Shenhua	9,045	—
— Affiliated companies of JinBei	16,185	16,786
— Other affiliated companies	452	138

	48,181	39,452
Less: provision for doubtful debts	(9,250)	(1,975)

	38,931	37,477

Advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms (2004: same except an advance to a jointly controlled entity of RMB6.5 million which was interest bearing at 5.841% per annum).

(f)	At 31st December, 2005, amounts due to affiliated companies arising from trading activities consisted of the following:

	2005	2004
	RMB’000	RMB’000

Due to related parties:
— Associates	28,747	42,820
— Jointly controlled entities	436,276	234,131
— Shanghai Shenhua and its affiliated companies	4,191	40,570
— JinBei and its affiliated companies	142,438	195,166
— Affiliated companies of BHL	22,025	8,705
— Other affiliated companies	130	1,330

	633,807	522,722

Notes to the Financial Statements (Cont’d)
For the year ended 31 st December, 2005
39.	RELATED PARTY TRANSACTIONS (Cont’d)
(f)	(Cont’d)

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	2005	2004
	RMB’000	RMB’000

Less than six months	568,692	516,188
Between six months to one year	64,563	5,275
Between one to two years	335	119
Over two years	217	1,140

	633,807	522,722

(g)	At 31st December, 2005, the notes payable to affiliated companies arising from trading activities consisted of the following:

	2005	2004
	RMB’000	RMB’000

Notes payable to related parties:
— Shanghai Shenhua	—	4,116
— Affiliated companies of BHL	43,462	—
— Affiliated companies of JinBei	8,139	24,229
— Associates	486	4,582
— Jointly controlled entities	22,005	87,310
— Other affiliated companies	—	925

	74,092	121,162

Notes to the Financial Statements (Cont’d)
For the year ended 31 st December, 2005
39.	RELATED PARTY TRANSACTIONS (Cont’d)
(h)	At 31st December, 2005, the advances from affiliated companies consisted of:

	2005	2004
	RMB'000	RMB'000

Advances from related parties:
— Associates	607	—
— Affiliated companies of BHL	28,558	14,319
— Affiliated company of Shanghai Shenhua	236	230
— Affiliated companies of JinBei	1,088	945
— Financing received from BMW Brilliance (Note 18(b))	74,605	74,605
— Other affiliated companies	—	382

	105,094	90,481

Saved for the advances from BMW Brilliance as detailed in Note 18(b), other advances from affiliated companies are unsecured, non-interest bearing and have no fixed repayment terms.

(i)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(j)	Compensation benefits to key management personnel excluding directors.

	2005	2004
	RMB'000	RMB'000

— Short-term employee benefits	5,404	7,433

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
40.    CASH GENERATED FROM (USED IN) OPERATIONS

	2005	2004
	RMB’000	RMB’000
		(Restated)
Loss before taxation	(1,156,445)	(458,083)
Share of results of:
Jointly controlled entities	(19,940)	(47,790)
Associates	(29,055)	(55,208)
Interest income	(60,189)	(58,800)
Interest expense	234,849	182,458
Write back of provision for inventories sold	(39,638)	(15,522)
Depreciation of property, plant and equipment	397,640	363,152
Amortisation of intangible assets	158,920	226,041
Amortisation of land lease prepayments	3,886	2,369
Amortisation of goodwill of subsidiaries	—	24,290
Amortisation of deferred expenses	—	8,920
Provision for impairment losses on goodwill of a subsidiary	50,000	—
(Gain) Loss on disposals of property, plant and equipment	(341)	9,710
Gain on disposal of a jointly controlled entity	(2,098)	—
Government grant recognised	(941)	—
Loss on disposals of construction-in-progress	—	2,809
Write back of impairment loss on investment securities	—	(13,058)
Write back of provision for doubtful debts	(7,459)	(1,000)
Provision for inventories	105,465	66,832
Provision for impairment losses on goodwill of an interest in a jointly controlled entities	179,030	—
Provision for impairment losses on property, plant and equipment	48,299	10,000
Provision for impairment losses on intangible assets	300,000	300,000
Provision for doubtful debts and write off of bad debts	1,176	55,292
Provision for advances to affiliated companies	7,275	—
Provision for amount due from affiliated companies	5,000	—
Provision for other receivables	42,252	—
(Increase) Decrease in accounts receivable	(69,974)	32,858
Decrease in notes receivable	243,394	206,553
Decrease (Increase) in notes receivable from affiliated companies	306,173	(117,968)
Increase in amounts due from affiliated companies	(79,804)	(10,157)
(Increase) Decrease in other receivables	(4,701)	31,335
Decrease in prepayments and other current assets	28,069	193,277
Decrease (Increase) in inventories	464,057	(394,986)
Decrease in notes and accounts payable	(333,250)	(391,075)
Decrease in notes payable to affiliated companies	(47,070)	—
Increase (Decrease) in amounts due to affiliated companies	171,871	(162,132)
Increase in customer advances	53,489	48,656
Increase (Decrease) in other payables	43,423	(145,367)
(Decrease) Increase in accrued expenses and other current liabilities	(8,277)	85,409
Increase (Decrease) in other tax recoverable	39,702	(41,468)
Increase (Decrease) in other taxes payable	75,304	(148,334)
Unrealised gain on exchange	(39,001)	—

Cash generated from (used in) operations	1,061,091	(210,987)

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
41.    COMMITMENTS
         (a) Capital commitments

	2005	2004
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	58,544	265,920
— Acquisition of plant and machinery	112,396	233,254
— Others	77,318	52,010

	248,258	551,184

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	1,532,703	1,585,781

         (b) Operating lease commitments
At 31st December, 2005, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	2005	2004
	RMB’000	RMB’000

Within one year	13,501	10,510
In the second to fifth years inclusive	22,996	14,840
Over five years	35,944	39,211

	72,441	64,561

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
41.     COMMITMENTS (Cont’d)
         (c) Future operating lease arrangements
At 31st December, 2005, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	2005	2004
	RMB’000	RMB’000

Within one year	14,152	19,579
In the second to fifth years inclusive	56,607	56,607
Over five years	104,960	119,112

	175,719	195,298

42.    CONTINGENCIES
(a)	At 31st December, 2005, the Group had bank guaranteed notes of approximately RMB1,128 million (2004: RMB1,345 million) which were endorsed or discounted but not yet honored.

(b)	At 31st December, 2005, the Group had provided the following guarantees:
—	Corporate guarantees for revolving bank loans and bank guaranteed notes of approximately RMB120 million (2004: RMB296 million) drawn by affiliated companies of Shanghai Shenhua;

—	A joint and several corporate guarantee with a joint venture partner of Shenyang Aerospace on a long-term bank loan of approximately RMB111 million (2004: RMB221 million) drawn by Shenyang Aerospace which will expire in 2008;

—	Corporate guarantees for bank loans amounting to RMB295 million (2004: RMB100 million) drawn by JinBei. Bank deposits of RMB311 million (2004: RMB102 million) was pledged as a collateral for the corporate guarantee as detailed in Note 27.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
42.	CONTINGENCIES (Cont’d)
(c)	On 21st January, 2003, a writ dated 21st January, 2003 (the “Writ”) brought by Broadsino Finance Company Limited (“Broadsino”), as the Plaintiff, was filed with the Supreme Court of Bermuda (the “Supreme Court”) which alleged that the interest of the Chinese Financial Education Development Foundation (the “Foundation”) in 1,446,121,500 shares of the Company (the “Sale Shares”) was held in trust for Broadsino and was improperly transferred to Huachen Automotive Group Holdings Company Limited (“Huachen”).
In the course of legal proceedings with Broadsino, the Company achieved the following:
(i) overturning on 11th February, 2003 an ex parte Court Order dated 22nd January, 2003 which had restrained the Company from, amongst other things, registering the transfer of the Sale Shares by the Foundation to Huachen and/or Huachen to certain directors of the Company; (ii) initiating on 10th March, 2003, a Strikeout Summons at the Supreme Court to have the Writ and the statement of claim struck out, which proceedings were duly heard before the Supreme Court, and which resulted on 31st December, 2003 in that court issuing a judgement to strike-out the Writ; (iii) challenging Broadsino’s attempts for appeal to the Court of Appeal of Bermuda, Civil Appellant jurisdiction which appeal was then dismissed by that court’s judgement of 14th March, 2005 which ruled in the Company’s favour; (iv) Broadsino’s further attempts for leave to appeal to the Privy Council in the United Kingdom with respect to the Court of Appeal’s judgement being challenged at all stages by the Company; and (v) Broadsino seeking a grant of leave on 10th November, 2005 in the Court of Appeal in Bermuda to withdraw its leave to appeal to the Privy Council and the Company being awarded its costs of the leave application.
The directors of the Company do not believe the proceedings with Broadsino will have any significant impact on the financial position of the Company and of the Group.
(d)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2005
42.	CONTINGENCIES (Cont’d)
(d)	(Cont’d)
On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.
The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.
Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.
On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.
Further interlocutory steps are in progress. There have been no other material developments in the litigation.
The directors of the Company do not believe the action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the action.
43.	APPROVAL OF FINANCIAL STATEMENTS
The financial statements set out on pages 44 to 132 were approved and authorised for issue by the Board of Directors on 21st April, 2006.

Supplementary Financial Information
The Group has prepared a separate set of financial statements for the year ended 31st December, 2005 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
Differences between HK GAAP and US GAAP give rise to differences in the reported balances of net assets and (loss) profit attributable to equity holders of the Company. The financial effects of the material differences between HK GAAP and US GAAP are summarised and explained as follows:

			2005	2004
	Note		RMB’000	RMB’000
				(Restated)
Reconciliation of net (loss) income:
(Loss) Profit attributable to equity holders of the Company under HK GAAP			(649,608)	48,569
Capitalisation of borrowing costs and its related depreciation	(a	)	(2,104)	(4,207)
Write-off of development costs	(b	)	(135,475)	(303,493)
Impairment of intangible assets	(b	)	127,000	250,000
Amortisation of impaired intangible assets	(b	)	(45,090)	—
Non-amortisation of goodwill	(c	)	—	47,553
Impairment of goodwill	(c	)	(28,690)	(47,320)
Reversal of provision for impairment loss on investment securities	(d	)	—	(13,058)
Finance cost/redemption premium of convertible bonds	(e	)	45,407	—
Deferred tax effect on US GAAP adjustments	(f	)	(12,786)	12,786
Effect of the above adjustments attributable to minority interests			30,057	10,384

(Loss) Profit attributable to equity holders reported under US GAAP			(671,289)	1,214
Other comprehensive (loss) income:
Fair value adjustment for securities available-for-sale	(d	)	(27,227)	28,468

Comprehensive (loss) income reported under US GAAP			(698,516)	29,682

Supplementary Financial Information (Cont’d)

			2005	2004
	Note		RMB’000	RMB’000
				(Restated)
Reconciliation of net assets:
Net assets reported under HK GAAP, net of portion attributable to minority interests			6,271,082	6,996,091
Capitalisation of borrowing costs and its related depreciation	(a	)	5,492	7,596
Write-off of development costs	(b	)	(545,185)	(409,710)
Impairment of intangible assets	(b	)	377,000	250,000
Amortisation of impaired intangible assets	(b	)	(45,090)	—
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment of goodwill	(c	)	(76,010)	(47,320)
Reversal of provision for impairment losses on investment securities	(d	)	—	(13,058)
Fair value adjustment for securities available-for-sale	(d	)	—	28,468
Accumulated amortisation of finance cost/ accreted redemption premium of convertible bonds charged to
— opening retained earnings	(e	)	44,134	—
— current year’s consolidated income statement	(e	)	45,407	—
Change in recognition, measurement and disclosure of convertible bonds under new HK GAAP	(e	)	(114,205)	(114,205)
Deferred tax effect on US GAAP adjustments	(f	)	—	12,786
Effect of the above adjustments attributable to minority interests			32,950	2,893

Net assets reported under US GAAP			6,139,688	6,857,654

(a)	Under HK GAAP, the amount of capitalised borrowing costs is netted off with investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off with capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HK GAAP is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HK GAAP is lower than that under US GAAP.

Supplementary Financial Information (Cont’d)
(b)	Under HK GAAP, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB135 million capitalised during the year and RMB545 million capitalised at 31st December, 2005 under HK GAAP have been expended under US GAAP.

The Group provided impairment losses of RMB300 million on the intangible assets in relation to Zhonghua sedans, including development costs of RMB127 million already capitalised under HK GAAP but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent reversal of these impairment losses on development costs and resulting differences in amortisation charges of RMB45 million. At 31st December, 2005 the cumulated effect of impairment losses and differences in amortisation charges are RMB377 million and RMB45 million respectively.

(c)	With effect from 1st January, 2005, HK GAAP, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference relates to amortisation of goodwill at both 31st December 2004 and 2005 amounting to RMB144 million.

Goodwill under US GAAP (ie. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than measured under HK GAAP. During the year, an impairment loss on goodwill in a subsidiary of RMB50 million is recognised under HK GAAP, accordingly an additional charge RMB29 million is required under US GAAP. The cumulative effect of this GAAP difference is RMB76 million.

(d)	The reconciliation adjustments at 31st December, 2004 and for the year then ended represent fair value adjustments, including impairment charges and written back, for available-for-sale securities (described as investment securities under HK GAAP) reported in other comprehensive income under US GAAP while recognised in consolidated income statement under HK GAAP.

With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HK GAAP and therefore there is no difference in reconciling the net income. Change in fair value of RMB27 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HK GAAP.

Supplementary Financial Information (Cont’d)
(e)	Previously, convertible bonds were stated in the balance sheet at face value plus accreted redemption premium both under HK GAAP and US GAAP.

However, with effect from 1st January, 2005, convertible bonds issued are split into liability and equity components under HK GAAP as detailed in note 3(f) to the financial statements. The liability component is subsequently carried at amortised finance cost and the equity component, being recognised in equity, shall remain unchanged until the bonds are converted or redeemed. Accordingly, the reported net assets under HK GAAP at 31st December, 2005 are RMB25 million higher than under US GAAP because of (i) the capital reserve of RMB114 million at 31st December, 2004 separately recognised in equity as the equity component of the convertible bonds; and (ii) the decrease in retained earnings of RMB44 million at 1st January, 2005 due to accumulated amortisation of finance cost/accreted redemption premium and RMB45 million additional amortised finance cost/accreted redemption premium charged to the consolidated income statement under HK GAAP than under US GAAP.

(f)	As a result of the differences of accounting treatments between US GAAP and HK GAAP mentioned above, at 31st December, 2004, the deferred tax assets calculated under US GAAP exceeds that under HK GAAP by RMB13 million.

As a result of realignment of deferred tax balance between HK GAAP and US GAAP at 31st December 2005, the excessive amount of RMB13 million under US GAAP is charged to consolidated income statement.